Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

By And Among

EQUITRANS, L.P.,

and, solely for the purpose of Sections 1.8, 1.9, 4.17 and 9.15,

EQT CORPORATION,

SPECTRA ENERGY PARTNERS, LP,

and, solely for the purpose of Section 9.16,

SPECTRA ENERGY CAPITAL, LLC

Dated as of May 11, 2011

i

(Continued)

(Continued)

Exhibits:

Exhibit A	–	Contribution Agreement
Exhibit B	–	Form of Assignment and Assumption Agreement
Exhibit C	–	Form of Amendments to Transportation Services Agreements (Existing Capacity)
Exhibit D	–	Form of Amended and Restated Operation and Management Services Agreement
Exhibit E	–	Targets
Exhibit F	–	Form of Precedent Agreement (Option 1 and Option 2)
Exhibit G	–	Pipeline Excavation Plan
Exhibit H	–	Form of 35,821 Dth/d Transportation Agreement

Disclosure Schedules:

Schedule 2.3	—	No Conflicts; Consents
Schedule 2.6	—	Title to Properties; Pipeline Matters
Schedule 2.7	—	Litigation; Laws and Regulations
Schedule 2.8	—	Financial Matters; No Undisclosed Liabilities

(Continued)

Schedule 2.10	—	Taxes; Tax Classification
Schedule 2.12	—	Permits
Schedule 2.13	—	Contracts
Schedule 2.15	—	Transactions with Affiliates
Schedule 2.16	—	Insurance
Schedule 2.21	—	Throughput and Imbalances
Schedule 2.22	—	Performance Collateral
Schedule 10.1	—	Knowledge

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of May 11, 2011, by and among Equitrans, L.P., a Pennsylvania limited partnership (the “Seller”), Spectra Energy Partners, LP, a Delaware limited partnership (the “Buyer”), and, solely for the purpose of Sections 1.8, 1.9, 4.17 and 9.15, EQT Corporation, a Pennsylvania corporation (“EQT), and solely for the purposes of Section 9.16, Spectra Energy Capital, LLC, a Delaware limited liability company (“SE Capital”). The Seller and the Buyer are referred to herein as the “parties” and individually as a “party” Capitalized terms used but not otherwise defined elsewhere in this agreement shall have the respective meanings given to such terms in Article X.

WHEREAS, the Seller is the sole member and owner of all of the issued and outstanding membership interests in Big Sandy Pipeline, LLC, a Delaware limited liability company (the “Company”).

WHEREAS, prior to the Closing Date, pursuant to the Contribution Agreement dated as of December 2, 2010 between Seller and the Company (the “Contribution Agreement”), a copy of which is attached hereto as Exhibit A, the Seller will contribute to the Company certain pipeline assets.

WHEREAS, the Seller desires to sell to the Buyer, and the Buyer desires to purchase from the Seller, all of the issued and outstanding membership interests in the Company (the “Membership Interests”), upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, agreements and conditions contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

SALE OF MEMBERSHIP INTERESTS

Section 1.1 Sale of Membership Interests.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, transfer, assign and convey the Membership Interests to the Buyer, and the Buyer shall acquire the Membership Interests from the Seller, free and clear of all Liens other than transfer restrictions imposed on the Membership Interests pursuant to applicable securities Laws, statutory Liens for Taxes not yet due and Liens created by the Buyer or its Affiliates, in consideration for which, the Buyer will pay to the Seller (the “Purchase Price”) an amount equal to $390,000,000 in cash adjusted as provided in Section 1.2.

Section 1.2 Adjustments to Purchase Price.

(a) The Purchase Price for the Membership Interests shall be (i) increased on a dollar for dollar basis to the extent that the Working Capital as of the Closing Date is greater than the Required Working Capital Balance, or (ii) decreased on a dollar for dollar basis to the extent that the Working Capital as of the Closing Date is less than the

Required Working Capital Balance (the “Working Capital Adjustment”).

(b) Not later than two (2) business days prior to the Closing Date, the Seller shall prepare in consultation with, and deliver to, the Buyer in writing a good faith estimate of the Working Capital Adjustment (the “Initial Adjustment”), together with its calculation of the estimated Final Purchase Price, in reasonable detail (the “Closing Date Estimate”). The Closing Date Estimate shall constitute the dollar amount to be paid by the Buyer (subject to Section 1.4) to the Seller at the Closing (the “Closing Payment”).

(c) As soon as reasonably practicable after the Closing but not later than sixty (60) days following the Closing Date, the Buyer shall prepare in consultation with, and deliver to, the Seller (i) a balance sheet of the Company (the “Closing Date Balance Sheet”) reflecting the Working Capital as of the Closing (the “Closing Date Working Capital”) and (ii) a statement (a “Closing Statement”) setting forth a calculation of the Working Capital Adjustment based on clause (i) above. The Seller shall reasonably cooperate with the Buyer in the preparation of the Closing Statement and provide to the Buyer such data and information as the Buyer may reasonably request supporting the amounts reflected in the Closing Statement.

(d) The Closing Statement shall become final and binding upon the parties on the date (the “Final Settlement Date”) that is 30 days following delivery thereof by the Buyer to the Seller unless the Seller gives written notice of its disagreement (“Dispute Notice”) to the Buyer prior to such date, in which case such Closing Statement (as revised in accordance with Section 1.2(e), if applicable) shall become final and binding on the earlier of (i) the date upon which the Seller and the Buyer agree in writing with respect to all matters specified in the Dispute Notice and (ii) the date upon which the Final Closing Statement is issued by the Accounting Arbitrator. Any Dispute Notice shall specify in reasonable detail the item, dollar amount, and basis of any disagreement asserted.

(e) Closing Statement Dispute Resolution.

(i) During the 30 days following the date upon which the Buyer receives a Dispute Notice, the Seller and the Buyer shall attempt in good faith to resolve in writing any differences that they may have with respect to all matters specified in the Dispute Notice. If at the end of such 30 day period (or earlier by mutual agreement) the Buyer and the Seller have not reached agreement on all such matters, then the Buyer and the Seller may mutually agree to extend the time to resolve in writing any differences that they may have with respect to all matters specified in the Dispute Notice. In the absence of any such extension or upon the termination of any such extension without any additional extensions, the matters that remain in dispute may be submitted by either party to a nationally recognized independent accounting firm agreed by the parties in writing (the “Accounting Arbitrator”) for review and resolution.

(ii) Not more than 15 days after the parties have agreed upon the Accounting Arbitrator, each party shall submit to the Accounting Arbitrator any supporting materials and calculations with regard to any amounts in dispute in the Closing Statement. The Accounting Arbitrator shall render a decision resolving the matters within 30 days thereafter, unless the parties reach prior agreement and withdraw the dispute from the Accounting Arbitrator. The Accounting Arbitrator shall address only those matters in dispute and, as to each particular matter in dispute, shall reach a result no more favorable to the Buyer than as proposed by the Buyer, and no more favorable to the Seller than as proposed by the Seller. At the time the Accounting Arbitrator renders its decision, it shall provide a written statement of findings and conclusions regarding the Closing Statement and any disputed amounts set forth therein and shall issue a Final Closing Statement reflecting such decisions.

(iii) The decision of the Accounting Arbitrator shall be final and binding on the parties. The fees and expenses of the Accounting Arbitrator shall be borne equally by the Buyer and the Seller. The fees and disbursements of the Seller’s independent advisors incurred in connection with the Closing Statement shall be borne by the Seller and the fees and disbursements of the Buyer’s independent advisors incurred in connection with the Closing Statement shall be borne by the Buyer.

(iv) As used in this Agreement, the term “Final Closing Statement” shall mean the Closing Statement issued by the Buyer to the Seller or, if disputed by the Seller pursuant to Section 1.2(d), the Closing Statement agreed to by the Buyer and the Seller or, in the absence of such agreement, issued by the Accounting Arbitrator.

(f) Not later than 10 days after the Final Settlement Date, (i) if the total of the Working Capital Adjustment set forth on the Final Closing Statement is greater than the total of the Initial Adjustment, the Buyer shall pay by wire transfer of immediately available funds to the account or accounts specified by the Seller such difference, together with interest at an annual rate equal to the prime rate published in The Wall Street Journal on such date plus two percent (2%) calculated from, but not including, the Closing Date until, and including, the date on which paid or (ii) if the total of the Working Capital Adjustment set forth on the Final Closing Statement is less than the total of the Initial Adjustment, the Seller shall pay by wire transfer in immediately available funds, to the account or accounts specified by the Buyer such difference, together with interest at an annual rate equal to the prime rate published in The Wall Street Journal on such date plus two percent (2%) calculated from, but not including, the Closing Date until, and including, the date on which paid.

Section 1.3 Pre-Closing Distribution of Cash.

Notwithstanding anything to the contrary contained herein, the Buyer acknowledges and agrees that prior to the Closing the Company may distribute to the Seller cash and cash equivalents held by or on behalf of the Company; provided that the Seller may not cause any distribution to be made to the extent a distribution would result in a deviation from the Closing Date Estimate.

Section 1.4 Closing Payment Holdback.

(a) The Buyer and the Seller agree that the liquidated damages owing from the Seller to the Buyer for the Seller’s breach of Section 4.14(b) shall be $10,000,000. Determination of the Seller’s breach shall not be affected by whether such breach resulted from reasons partially or totally outside of the Seller’s control, except to the extent such breach was caused solely by the Buyer. Accordingly, at Closing, the Buyer shall withhold from the Closing Payment the sum of $10,000,000 (the “Closing Payment Holdback”) to be delivered to the Seller or retained by the Buyer in accordance with this Section 1.4.

(b) If the Seller timely delivers to the Buyer the items required under Section 4.14(b) (collectively, the “Audited Financials”) on or before the date specified in such Section, then the Buyer shall deliver the Closing Payment Holdback to the Seller within three (3) business days following the Buyer’s receipt of the last of the Audited Financials. If the Seller fails to timely deliver the Audited Financials as required by Section 4.14(b) on or before the dates specified in such Section, the Buyer shall retain the Closing Payment Holdback as liquidated damages for the Seller’s failure to timely deliver the Audited Financials.

(c) Payment to the Buyer of the liquidated damages contemplated by this Section 1.4 shall be the Buyer’s sole and exclusive remedy for the Seller’s breach of Section 4.14(b). The liquidated damages so paid will be treated as a reduction in the Purchase Price and the Seller will irrevocably forfeit the right to any such amount payable.

(d) The parties acknowledge and agree that (i) the Closing Payment Holdback constitutes liquidated damages because the potential injury to the Buyer resulting from Seller’s breach of Section 4.14(b) is uncertain and difficult to quantify, (ii) the amount of such liquidated damages is, in each case, reasonable and considers (A) the actual or anticipated harm that could be caused by the Seller’s breach, (B) the difficulty of proving the loss arising from any such potential breach, and (C) the difficulty of finding another, adequate remedy at law, and (iii) such liquidated damages are structured to function as damages resulting from the Seller’s breach and not as a penalty.

Section 1.5 Time and Place of Closing.

Unless otherwise mutually agreed upon by the parties in any respect, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of the Seller, located at EQT Plaza, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222, on the first business day of the month following the month in which all conditions to closing set forth in Article V have been satisfied or waived, provided that the Closing will not take place (a) until after June 1, 2011 and (b) not earlier than two (2) business days after all conditions to closing set forth in Article V have been satisfied or waived. The Closing shall be effective for all purposes as of 12:01 a.m. Eastern time on the day of the Closing. The “Closing Date,” as referred to herein, shall mean the date of the Closing.

Section 1.6 Closing Deliveries.

(a) At the Closing, the Seller shall deliver, or cause to be delivered, to the Buyer the following, or shall take the following actions:

(i) A counterpart of the assignment and assumption agreement between the Seller and the Buyer substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), executed by the Seller;

(ii) The minute book, membership records and all Company tax and financial files and records;

(iii) A certificate of good standing of recent date of each of the Seller and the Company from their respective jurisdictions of organization;

(iv) Foreign qualification certificates of recent date of the Company for the Commonwealth of Kentucky;

(v) The written resignations of the officers and managers of the Company, such resignations to be effective concurrently with the Closing on the Closing Date;

(vi) (a) A fully executed copy of the Conveyance, (b) a recordable assignment from each owner of those Transferred Assets that constitute real property interests (including all easements, rights of way and similar interests in real property), executed by the record title owner of such interests and sufficient to convey record title of all such interests to the Company, in form and substance reasonably satisfactory to the Buyer, and (c) fully executed counterparts of all other closing deliverables contemplated in Section 2.2 of the Contribution Agreement;

(vii) A duly executed certificate, in a form reasonably satisfactory to the Buyer, to the effect that EQT is not a “foreign person” and otherwise meeting the requirements of Treasury Regulations Section 1.1445-2(b);

(viii) Copies of the amendments referred to in Section 5.1(f)(i) and the agreement referred to in Section 5.1(f)(ii), executed by EQT Energy, LLC, EQT Production Company and EQT, as applicable, and the Company, and evidence of the filings referred to in Section 4.17(a), such filings to be reasonably acceptable to, or as approved prior to filing by, Buyer;

(ix) The Seller’s Closing Certificate;

(x) The O&M Agreement executed by the Seller; and

(xi) A receipt executed by the Seller evidencing receipt of the Closing Payment.

(b) At the Closing, the Buyer shall deliver, or cause to be delivered, to the Seller the following, or shall take the following actions:

(i) The Closing Payment, as provided in Section 1.2, to be paid by the Buyer by wire or interbank transfer of immediately available funds to an account specified at least two (2) business days prior to the Closing Date by the Seller;

(ii) A counterpart of the Assignment and Assumption Agreement, executed by the Buyer;

(iii) The O&M Agreement executed by an officer of the Company duly elected by the Buyer;

(iv) Copies of all consents contemplated in Section 5.2(c); and

(v) The Buyer Closing Certificate.

Section 1.7 Partial Refunds.

The Buyer shall be entitled to a partial refund of the Purchase Price on a quarterly basis as follows:

(a) Attached hereto as Exhibit E is a schedule of quarterly cash targets for the Company commencing on January 1, 2011 (the “Targets”). The parties agree that, in the event the aggregate payments for transportation services on the Pipeline (the “Transportation Payments”) for any calendar quarter following the Closing Date (pro-rated on a daily basis for any calendar quarter that begins prior to the Closing Date and ends following the Closing Date) is less than the Target for that calendar quarter, the Seller shall refund to the Buyer a portion of the Purchase Price equal to the Quarterly Shortfall for that calendar quarter.

(b) Within thirty (30) days following the end of each calendar quarter following the date hereof for which there is a Quarterly Shortfall, the Buyer or the Company shall deliver to the Seller written notice setting forth the following (a “Shortfall Notice”): (i) the aggregate amount of Transportation Payments for the preceding calendar quarter, (ii) the Target for the preceding calendar quarter, (iii) the Quarterly Shortfall for the preceding calendar quarter and (iv) wiring instructions. Within ten (10) days following receipt of a Shortfall Notice, the Seller shall pay by wire transfer of immediately available funds, to the account or accounts specified by the Buyer or the Company in the Shortfall Notice, an amount equal to the applicable Quarterly Shortfall. In the event the Seller should fail to do so, the amount due shall accrue interest at an annual rate equal to the prime rate published in The Wall Street Journal on the date payment is due plus two percent (2%) calculated from, but not including, the date payment is due until, and including, the date on which paid.

(c) If the Seller disputes the Buyer’s calculation of a Quarterly Shortfall, the Seller shall remit to the Buyer the amount not in dispute to the Buyer together with written notice of its disagreement and the Seller’s basis for such disagreement. In such event, the parties shall resolve their disagreement in accordance with the procedures in Section 1.2(e) and the notice delivered by Seller pursuant to this Section 1.7(c) shall be treated as a Dispute Notice for all purposes of Section 1.2(e). Failure by the Seller to give written notice to the Buyer of its disagreement with the Buyer’s calculation of the Quarterly Shortfall on or before the fifteenth (15th) day following receipt of a Shortfall Notice shall constitute a waiver by the Seller of any objection to the Shortfall Notice and the Buyer’s calculation of the Quarterly Shortfall for the preceding calendar quarter. The fees and disbursements of the Seller’s independent advisors incurred in connection with a dispute under this Section 1.7 shall be borne by the Seller and the fees and disbursements of the Buyer’s independent advisors incurred in connection with a dispute under this Section 1.7 shall be borne by the Buyer.

(d) Not later than ten (10) days after the parties mutually agree upon any amount in dispute or the Accounting Arbitrator submits its final decision to the parties, the Seller shall pay by wire transfer in immediately available funds, to the account or accounts specified by the Buyer or the Company in its Shortfall Notice, the amount agreed upon by the parties or as determined by the Accounting Arbitrator, together with interest at an annual rate equal to the prime rate published in The Wall Street Journal on the date payment was originally due plus two percent (2%) calculated from, but not including, the date payment was originally due until, and including, the date on which paid.

(e) Notwithstanding anything to the contrary contained herein, the provisions of this Section 1.7 shall terminate and be of no further force or effect at such time as (i) (A) FERC shall have granted to Seller or its Affiliates a temporary waiver, to be effective for a reasonable period of time, of all FERC capacity release regulations and policies and corresponding provisions of the Company’s FERC Gas Tariff necessary to permit a permanent release to EQT of the capacity under the transportation agreements referred to in Section 5.1(f)(i) at the negotiated rate that applies to such agreements without complying with the posting and bidding requirements set forth in the capacity release provisions contained in the Company’s FERC Gas Tariff (and the Buyer shall not oppose any such request for temporary waiver, provided that the requested waiver would not affect any creditworthiness requirements under the Company’s FERC Gas Tariff or specific contractual creditworthiness provisions that apply to such transportation agreements); and (B) the firm capacity under the transportation agreements referred to in Section 5.1(f)(i) has been permanently released to EQT, and EQT and the Company have entered into transportation agreements under the Company’s Rate Schedule FTS on the same rate, contract term and terms and conditions as the transportation agreements referenced in Section 5.1(f)(i), as amended, covering such released capacity and such agreements are in effect, and (ii) FERC shall have approved the extensions of the transportation agreements referred to in Section 5.1(f)(i), as amended, it being understood that no payment shall be due for the calendar quarter in which the later of the events specified in clauses (i) and (ii) of this Section 1.7(e) have occurred.

Section 1.8 Option for Additional Capacity.

(a) During the period commencing on the Closing Date and ending on January 1, 2018, EQT shall have the option to cause the Company to construct the facilities, as contemplated by the Precedent Agreement (defined below), necessary to provide EQT with incremental firm mainline capacity on the Pipeline, as those facilities may be modified or extended (i) at a selected volume within the range of 50,000 Dth/day and 150,000 Dth/day, (ii) at a fixed negotiated reservation rate as set forth in a Precedent Agreement in the form attached hereto as Exhibit F (the “Precedent Agreement”), and (iii) for a term commencing when the facilities are available and ending on the fifteenth (15th) anniversary of the commencement date (“Option 1”).

(b) During the period commencing on the Closing Date and ending on January 1, 2018, in the event that the Company conducts an open season upon the request of a third party for an expansion of the Company’s mainline facilities by installing a compressor unit at MarkWest’s Kentucky Hydrocarbon gas processing facility site near Langley, Kentucky, EQT shall have the option to contract with the Company as part of the open season for incremental firm mainline capacity on the Pipeline, as those facilities may be modified or extended (i) at a selected volume within the range of 50,000 Dth/day and 150,000 Dth/day; (ii) at a fixed negotiated reservation rate as set forth in the Precedent Agreement (or at any other lower rate that a bidder is required to propose in order to be an Anchor Shipper in such open season), and (iii) for a term commencing when the facilities are available and ending on the fifteenth (15th) anniversary of the commencement date (“Option 2”).

(c) Upon the completion of an open season contemplated in Section 1.8(a) or Section 1.8(b) that results in the filing of an application with FERC for authorization of the expansion contemplated in the open season, Options 1 and 2 shall terminate and have no further force or effect.

(d) During the period commencing on the Closing Date and ending on January 1, 2018, to the extent that any excess capacity remains unsubscribed under an expansion contemplated in Section 1.8(a) or 1.8(b), EQT may subscribe for capacity by submitting a request for service, subject to the terms of the Company’s FERC Gas Tariff, in tranches of the lesser of a minimum of 50,000 Dth/day or the remaining unsubscribed capacity that may be available at the time of the service request, at the fixed negotiated rate set forth in the Precedent Agreement, and for a term ending on the fifteenth (15th) anniversary of the commencement date.

(e) In order to exercise Option 1 or Option 2 (together, the “Options”), EQT shall deliver written notice of exercise to the Buyer prior to January 1, 2018 (an “Option Exercise Notice”) specifying (i) the name of the shipper, (ii) the volume of additional capacity being exercised and (iii) the requested in-service date for the facilities, which shall be no sooner than (A) 12 months from the date of issuance of any FERC authorization necessary for construction or operation of the facilities, or (B) if no such FERC authorization is required, 18 months from the date on which the Precedent Agreement related to the Option Exercise Notice has been fully executed.

(f) No later than ten (10) days after delivery of an Option Exercise Notice,

EQT and the Company shall enter into the Precedent Agreement, updated as required to reflect the terms and conditions of the Company’s then currently-effective FERC Gas Tariff (other than credit requirements), and completed to reflect the incremental firm capacity that EQT indicates in each Option Exercise Notice.

(g) Notwithstanding the above, EQT’s rights under Option 1, Option 2 and Section 1.8(d), shall be subject to the applicable Precedent Agreement and the following conditions:

(i) At the time of exercising the applicable Option or request for service under Section 1.8(d), EQT shall have a credit rating of at least BB+, as provided by S&P, and Ba1, as provided by Moody’s, or a comparable rating from another nationally-recognized credit rating agency if either S&P or Moody’s has ceased to be in the business of providing such credit ratings.

(ii) As to the Options only, all filing, approval and other requirements of FERC in connection with the Company’s performance of its obligations under the applicable Precedent Agreement shall have been satisfied, including any requirements related to the development, construction and operation of any expansion of the current facilities comprising the Pipeline necessary for the Company to provide the incremental service contemplated in the applicable Precedent Agreement.

(iii) As to the Options only, all filing, approval and other requirements of the Company’s Gas Tariff in connection with the Company’s performance of its obligations under the applicable Precedent Agreement shall have been satisfied, including any requirements related to the development, construction and operation of any expansion of the current facilities comprising the Pipeline necessary for the Company to provide the incremental service contemplated in the applicable Precedent Agreement, including any FERC regulation that may require the Company to hold an open-season for such capacity.

(iv) Neither the Seller nor any of its Affiliates shall be in default under this Agreement or any other contract between the Seller or any of its Affiliates and the Buyer or any of its Affiliates.

(h) None of the Options nor EQT’s rights under Section 1.8(d) shall be assignable.

Section 1.9 Release of Capacity.

(a) The parties and EQT acknowledge and agree that nothing in this Agreement or in the Precedent Agreement is intended to restrict EQT’s or its Affiliates’ ability to release some or all of its firm capacity on the Pipeline on a temporary basis under the capacity release provisions set forth in the Company’s FERC Gas Tariff, and the Buyer hereby confirms that it will not restrict EQT’s or its Affiliates’ ability to implement such releases of capacity provided that each such release is consistent with the Company’s FERC Gas Tariff at the time of the release.

(b) The parties and EQT acknowledge and agree that a FERC-regulated interstate pipeline company is only required to allow a permanent release of firm capacity on its pipeline system when the pipeline company will be financially indifferent to the release (see Transcontinental Gas Pipeline Corp., 126 FERC ¶ 61,086, at P 7 (2009); Texas Eastern Transmission Corp., 82 FERC ¶ 61,118 order on reh’g, 83 FERC ¶ 61,092 (1998)), and if the Company chooses to make a filing with FERC to modify the Company’s FERC Gas Tariff to include the following provision with respect to requests for permanent releases of firm capacity on the Pipeline, EQT agrees that it will not oppose (and that it will cause each of its Affiliates to not oppose) such filing: “Big Sandy may refuse to allow a permanent capacity release if it has a reasonable basis to conclude that it will not be financially indifferent to the release.”

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Buyer as follows, which representations and warranties Seller agrees shall be true and correct as of the date of this Agreement and as of the Closing Date:

Section 2.1 Organization.

(a) The Seller is a limited partnership duly formed, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

(b) The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. The Company is duly licensed or qualified to do business and is in good standing in the Commonwealth of Kentucky. The Seller has made available to the Buyer true and complete copies of the certificate of formation, limited liability company agreement or equivalent governing instruments of the Company in effect as of the date of this Agreement.

Section 2.2 Authority and Approval.

The Seller has full limited partnership power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery by the Seller of this Agreement, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the Seller have been duly authorized and approved by all requisite limited partnership action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 2.3 No Conflict; Consents.

Except as set forth on Disclosure Schedule 2.3, the execution, delivery and performance of this Agreement and the Contribution Agreement by the Seller and its Affiliates does not, and the fulfillment and compliance with the terms and conditions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not, (a) violate, conflict with any of or result in any breach of the terms, conditions or provisions of the certificates of formation, limited partnership agreements or equivalent governing instruments of the Seller or the Company; (b) subject to compliance with any applicable requirements under the HSR Act, conflict with or violate any provision of any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to the Seller, the Company or the Transferred Assets; or (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Seller or the Company is a party or by which the Company or any of the Transferred Assets may be bound.

Section 2.4 Capitalization; Title to Membership Interests.

(a) The Seller owns, beneficially and of record, all of the issued and outstanding Membership Interests free and clear of all Liens (other than restrictions on transfer under federal and applicable state securities laws) and will convey good and marketable title to the Membership Interests to the Buyer on the Closing Date. The Membership Interests are not subject to any agreements or understandings with respect to the voting or transfer of any of the Membership Interests (except the assignment of the Membership Interests contemplated by this Agreement, restrictions under the terms of the Company’s limited liability company agreement and restrictions under applicable federal and state securities Laws). The Membership Interests have been duly authorized and are validly issued, fully paid (to the extent required under the limited liability company agreement of the Company) and nonassessable (except as such nonassessability may be affected by Sections 18-303, 18-607 and 18-804 of the Delaware LLC Act). The Seller is the sole member of the Company.

(b) There are no outstanding subscriptions, options, warrants, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights issued or granted by, or binding upon, either the Seller or the Company to purchase or otherwise acquire or to issue, sell or otherwise dispose of the Membership Interests, except as contemplated by this Agreement.

Section 2.5 Subsidiaries; Assets; Indebtedness.

(a) The Company does not own and has never owned any equity interests in any Person.

(b) The Company has never owned any assets or conducted any business, and as of the Closing Date will not own any assets or conduct any business, other than the

Transferred Assets and Transferred Business, respectively.

(c) As of the Closing, the Company will have no Indebtedness other than Indebtedness included in the Working Capital as accounts payable.

Section 2.6 Title to Properties; Pipeline Matters.

(a) Disclosure Schedule 2.6(a) lists all of the material items of real property (including Easements) and material pipelines, equipment and other tangible personal property, data and Intellectual Property, used or held for use by the Seller, any Seller Affiliate or the Company in the conduct of the Transferred Business. As of the date hereof, the Seller, a Seller Affiliate or the Company owns, and at the Closing the Company will own, good title to the property included on Disclosure Schedule 2.6(a) (other than Easements) and good and defensible title to the Easements, free and clear of all Liens (other than Permitted Encumbrances). All Easements (as defined below) (i) are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other Laws of general applicability affecting the rights of creditors generally or principles of equity and (ii) grant all the material rights purported to be granted thereby and all rights necessary thereunder for the current operation of the Transferred Business, except where the failure of any such Easement to be valid and enforceable or to grant the rights purported to be granted thereby or necessary thereunder would not reasonably be expected to materially impair the conduct of the Transferred Business as currently conducted. The Columbia Related Equipment will not be transferred to the Company.

(b) The real and tangible personal property listed on Disclosure Schedule 2.6(a) include all real property and tangible personal property that are necessary for the Company to conduct the Transferred Business in substantially the same manner as the Transferred Business is currently being conducted. The Transferred Business has and is being operated in a manner that does not violate any material term of any easements, rights of way, memorandum of easements, permits, servitudes, licenses, leasehold estates, any instruments creating an interest in real property, and similar rights related to real property (collectively, “Easements”) used in connection with the Transferred Business. The map attached as Disclosure Schedule 2.6(b) generally depicts the entire route of the Pipeline. The entire route of the Pipeline is subject to Easements, and there are no gaps (including any gap arising as a result of any breach of the terms of an Easement) in the Easements other than gaps that would not reasonably be expected to materially impair the conduct of the Transferred Business as currently conducted. The Pipeline includes approximately 69.9 miles of FERC certificated/jurisdictional 20-inch diameter pipeline, and no other pipeline.

(c) Except for mineral owners who granted easements to the Seller that are included in the Transferred Assets, none of the owners of severed mineral rights underlying any part of the Pipeline have exclusive granting rights to grant easements across the surface estate and there are no conveyances of mineral rights along the Pipeline route that include a surface owner’s waiver of support or reimbursement of damages relating to mining activities.

(d) All tangible personal property used in connection with the Transferred Business is, to the Knowledge of Seller or any Affiliate of Seller, in good operating condition consistent with industry standards.

Section 2.7 Litigation; Laws and Regulations.

Except as set forth on Disclosure Schedule 2.7:

(a) There is no Proceeding pending or, to the Seller’s Knowledge, threatened against or affecting the Company, the Transferred Assets or the Transferred Business, which (i) individually or in the aggregate would reasonably be expected to result in a liability, in the aggregate, together with all such Proceedings, in excess of $200,000, (ii) seeks to affect the Membership Interests or the transactions contemplated by this Agreement, or (iii) seeks or proposes to condemn or to exercise any rights of eminent domain upon any of the Transferred Assets.

(b) The Company is not, and the Seller has not been, with respect to the Transferred Business, in material violation of or in default under any Laws. The Transferred Assets have been constructed in material compliance with applicable Law in effect at such time and maintained in material compliance with applicable Law and neither Seller nor the Company has received any written communication from any Governmental Authority or other Person that alleges that the Company, the Transferred Assets or the Transferred Business may not be in compliance under applicable Law and, to the Knowledge of Seller, there are no investigations or reviews pending or threatened by any Governmental Authority relating to any alleged violation arising out of operations of the Transferred Business.

(c) The Transferred Assets have been and are being operated and maintained in compliance with applicable provisions of 49 CFR 192, issued by DOT.

Section 2.8 Financial Information; No Undisclosed Liabilities.

(a) Attached hereto as Disclosure Schedule 2.8(a) are (i) true, complete and correct copies of the unaudited balance sheet of the Transferred Business as at December 31, 2010 and related unaudited statements of income for the year ended December 31, 2010 (collectively, the “Business Unaudited Financial Information”), and (ii) true, complete and correct copies of unaudited balance sheets as at March 31, 2010 and March 31, 2011 and related unaudited statements of income for the calendar quarters ended March 31, 2010 and March 31, 2011 (collectively, the “Business Quarterly Financial Information” and collectively with the Business Unaudited Financial Information, the “Financial Information”).

(b) The Financial Information has been prepared utilizing information from EQT’s books and records, which books and records are maintained on an accrual basis for EQT on a consolidated basis.

(c) There are no liabilities or obligations of the Company or the Transferred Business of any nature (whether known or unknown and whether accrued, absolute,

contingent or otherwise), and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, whether arising in the context of federal, state, or local judicial, regulatory, administrative or permitting agency proceedings, other than (i) current liabilities incurred in the ordinary course of business since December 31, 2010, (ii) liabilities that are accrued and set forth in the Business Unaudited Financial Information, (iii) liabilities that will be taken into account in determining the Working Capital Adjustment, (iv) as set forth on Disclosure Schedule 2.8(c) and (v) adjustments to record deferred tax liabilities (none of which will constitute Transferred Asset Liabilities (as defined in the Contribution Agreement)).

Section 2.9 No Adverse Changes.

Since December 31, 2010:

(a) there has not been a Material Adverse Effect with respect to the Transferred Assets, the Transferred Business or the Company;

(b) the Transferred Assets and Transferred Business have been operated and maintained, in all material respects, only in the ordinary course consistent with good industry practices; and

(c) there has not been any material damage, destruction or loss to any material portion of the Transferred Assets, whether or not covered by insurance.

Section 2.10 Taxes; Tax Classification.

Except as set forth on Disclosure Schedule 2.10 (a) all Tax Returns required to be filed by or with respect to the Company, the Transferred Business or the Transferred Assets have been filed on a timely basis (taking into account all extensions of due dates); (b) all Taxes owed by the Seller or the Company or with respect to the Transferred Business or the Transferred Assets, which are or have become due, have been timely paid in full; (c) there are no Liens on any of the Transferred Assets that exist in connection with any failure (or alleged failure) to pay any Tax on any of the Transferred Assets, other than Liens for Taxes not yet due and payable; and (d) there is no pending action, proceeding or investigation for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to the Company, the Transferred Business or the Transferred Assets. For federal income tax purposes (including for purposes of the certificate described in Section 1.6(a)(vii)), the Seller is and the Company is and always has been, treated as an entity disregarded as separate from EQT.

Section 2.11 Environmental Matters.

Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (a) the Company, the Transferred Assets and the Transferred Business are in compliance with applicable Environmental Laws; (b) no present circumstances exist with respect the Company, the Transferred Assets or the Transferred Business that would give rise to an obligation by the Seller or the Company to investigate, remediate or otherwise address the presence, on-site or offsite, of Hazardous Materials under any applicable

Environmental Laws or any contract or agreement relating to the Transferred Business; (c) the Company, the Transferred Assets and the Transferred Business are not subject to any pending or, to the Knowledge of the Seller, threatened, Proceeding under any Environmental Law (including designation as a potentially responsible party under CERCLA or any similar local or state law), or claims by third parties relating to the environmental condition of the Transferred Assets or properties adjacent to the Transferred Assets; (d) all notices, permits, permit exemptions, licenses or similar authorizations, if any, required to be obtained or filed by the Company or by the Seller under any applicable Environmental Law in connection with the ownership or operation of the Transferred Assets or the Transferred Business have been duly obtained or filed and are valid and currently in effect; and (e) there has been no release of any Hazardous Material on any of the Transferred Assets or into the environment from any of the Transferred Assets or as a result of the operation of the Transferred Assets, except in compliance with applicable Environmental Law.

Section 2.12 Permits.

The Company is a “natural-gas company” (as that term is defined in the NGA) and the Transferred Assets are regulated by the FERC as an interstate pipeline pursuant to a certificate issued under NGA Section 7(c). (a) Except as disclosed in Disclosure Schedule 2.12-1, on the date hereof the Company possesses or has and (b) the Company will possess or have as of the Closing Date, all material Permits necessary for it to own the Transferred Assets and operate the Transferred Business as of the Closing Date, all of which are listed on Disclosure Schedule 2.12-2 . All such Permits of the Company are, or will be as of the Closing Date, in full force and effect. There are no law suits or other Proceedings pending or, to the Knowledge of the Seller, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension, modification, or non-renewal of any such Permits.

Section 2.13 Contracts.

(a) Disclosure Schedule 2.13(a) contains a true and complete listing of the following contracts and other agreements pertaining to the Transferred Assets or the Transferred Business or to which the Company is a party or will become a party prior to or concurrently with the Closing (each such contract or agreement being referred to herein as a “Material Contract”):

(i) any natural gas purchase, sale or transportation agreement (or group of related agreements with the same Person);

(ii) any agreement (or group of related agreements with the same Person) for the lease of personal property to or from any Person providing for lease payments in excess of $250,000 per annum;

(iii) any agreement (or group of related agreements with the same Person) for the purchase or sale of supplies, products or other personal property or for the furnishing or receipt of services, the performance of which is reasonably expected to involve annual consideration in excess of $250,000;

(iv) any agreement concerning a partnership, joint venture, investment or other arrangement involving a sharing of profits or losses;

(v) any agreement involving a remaining commitment obligating the Company to make capital expenditures in excess of $250,000 following the Closing;

(vi) any agreement (or group of related agreements with the same Person) with respect to the creation, incurrence, assumption or guaranteeing of any indebtedness for borrowed money, or any capitalized lease obligation;

(vii) any agreement that prohibits or otherwise limits the ability of the Company to compete in any material respect in any line of business or with any Person or in any material geographic area during any period of time after the Closing;

(viii) any agreement involving aggregate payments in excess of $100,000 per annum, or any successor contract between the Seller or any Affiliate of the Seller (other than the Company) on the one hand and the Company, on the other hand, which will survive the Closing and which cannot be cancelled by the Company upon 30 days or less notice without payment penalty;

(ix) any collective bargaining agreement;

(x) any lease under which the Company is the lessor or lessee of real property that provides for an annual base rental of more than $100,000;

(xi) any easement agreement, right-of-way agreement, license or permit involving an annual payment of more than $100,000;

(xii) any agreement between the Company and the Seller or any of its Affiliates;

(xiii) any agreement between the Company and MarkWest that directly or indirectly affects, relates to or could have an impact on the Transferred Assets or the Transferred Business and any agreement that gives MarkWest rights in and to any of the Transferred Assets;

(xiv) any agreement under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect;

(xv) any agreement under which any third party has rights to own or use any of the Transferred Assets, including any Intellectual Property, other than pursuant to contracts or commercial arrangements entered into by the Company or the Seller with such third parties in the ordinary course of business;

(xvi) any agreement relating to the acquisition or disposition following the Closing of any business (whether by merger, sale of stock, sale of assets or otherwise) or granting to any Person a right of first refusal, first offer or right to purchase any of the Transferred Assets or any other asset of the Company which right survives the Closing, other than the Permitted Encumbrances;

(xvii) any Mineral Owner Obligations;

(xviii) any transportation agreement, precedent agreement, negotiated rate agreement or discount agreement; and

(xix) any other agreement (or group of related agreements with the same Person) not enumerated in this Section 2.13, the performance of which by any party thereto involves consideration in excess of $250,000.

(b) Other than as set forth on Disclosure Schedule 2.13 there are no contracts or agreements to which the Company is a party, or which burden the Transferred Assets or Transferred Business, that are material to the continuous operations of the Transferred Assets and Transferred Business. The Seller has made available to the Buyer a correct and complete copy of each Material Agreement, except for the MarkWest PSA and the agreement identified as item 5 on Exhibit 3 to Disclosure Schedule 2.13, which have been redacted to maintain the confidentiality of certain commercial terms unrelated to the Transferred Assets, together with any and all amendments or modifications thereto.

(c) As of the Closing Date: (i) each Material Contract will be legal, valid and binding on and enforceable against the Company and in full force and effect; (ii) each Material Contract will continue to be legal, valid and binding on and enforceable against the Company and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) neither the Company, nor the Seller will be in breach or default, and no event will have occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under any Material Contract; and (iv) to the Seller’s Knowledge, no other party to any Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any Material Contract other than in accordance with its terms nor has any other party repudiated any provision of any Material Contract. No party to any agreement to which the Company or any of its Affiliates is or was bound, relating to the Transferred Assets, has exercised or threatened to exercise any termination or cancellation rights with respect thereto which may result in a claim against the Company for, or the payment by the Company of, damages or a termination fee. No party to a Material Contract has given notice of any significant dispute with respect to any Material Contract.

(d) The Grantor Retained Easements (as such term is defined in the MarkWest Deed) are subject to Section 6.13 and related defined terms of the MarkWest PSA (as such agreement may be amended or modified by the letter agreement referred to as item 5 on Disclosure Schedule 2.13) and not to any other terms and conditions of the MarkWest

PSA. In the event of any conflict between the terms of the MarkWest Deed and the MarkWest PSA, the MarkWest Deed shall control.

(e) Except as set forth in item 5 to Disclosure Schedule 2.13, as of the date of this Agreement, neither the Seller nor its Affiliates have agreed to the terms of the “Langley Site Development Plan” under the MarkWest PSA.

Section 2.14 Employees and Employee Benefits.

The Company does not have, and at the Closing will not have, any employees. The Company does not sponsor, maintain or contribute to, or have any legal or equitable obligation to establish, any compensation or benefit plan, agreement, program or policy (whether written or oral, formal or informal) for the benefit of any present or former directors, officers, employees, agents, consultants or other similar representatives, including, but not limited to, any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Section 2.15 Transactions with Affiliates.

Except as otherwise contemplated in this Agreement, the Contribution Agreement or as set forth on Disclosure Schedule 2.15, the Company is not a party to, and immediately after Closing will not be party to, any agreement, contract or arrangement between the Company, on the one hand, and any of its Affiliates prior to the Closing, on the other hand.

Section 2.16 Insurance.

Disclosure Schedule 2.16 contains a summary description of all material policies of property, fire and casualty, product liability, workers’ compensation and other insurance held by or for the benefit of the Company, as of the date of this Agreement, or covering the Transferred Assets or the Transferred Business. Except as reflected in Disclosure Schedule 2.16, there is no material claim by the Company or relating to the Transferred Assets or the Transferred Business pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. The Seller and the Company, as applicable, have complied with the terms and conditions of such policies.

Section 2.17 Intellectual Property Rights.

The Company owns or has the right to use, or as of the Closing Date will own or have the right to use, all Intellectual Property necessary for or used in the conduct of its business as currently conducted by the Transferred Business. All Intellectual Property owned by the Company or that comprises a part of the Transferred Assets or Transferred Business is free and clear of all Liens (other than Permitted Encumbrances). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, a breach or termination of, or cancellation or reduction in rights of the Company under any contract providing for the license of any Intellectual Property to the Company, the Transferred Business or the Transferred Assets except for any such terminations, cancellations or reductions that, individually or in the aggregate, would not have a Material Adverse Effect. There is no

Intellectual Property-related action, suit, proceeding, hearing, investigation, notice or complaint pending or threatened, by any third party before any court or tribunal (including, without limitation, the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to the Transferred Business or the Transferred Assets, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation, or violation of any Intellectual Property of any third party, or unfair competition or trade practices by the Company or related to the Transferred Business or Transferred Assets. Except as would not result in a Material Adverse Effect, the Company has taken reasonable measures to protect the confidentiality of all material trade secrets.

Section 2.18 Brokerage Arrangements.

Except with respect to the Seller’s financial advisor, Wells Fargo Securities, the Seller has not entered (directly or indirectly) into any agreement with any Person that would obligate it to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

Section 2.19 Books and Records.

Accurate copies of the respective books of account, minute books, stock or other equity record books of the Company, all DOT compliance maintenance records and compliance related construction documentation relating to the Transferred Business or operations thereof, such as radiographic reports, hydrostatic test records, pre and post service caliper data, and records relating to all compression facilities, have been made available for inspection by the Buyer.

Section 2.20 Accounts Receivable.

Any and all accounts receivable of the Company or attributable to the Transferred Business, including all such amounts described in the Business Unaudited Financial Information as accounts receivable, notes receivable or other receivables (i) represent valid and bona fide claims arising in the ordinary course of business in connection with bona fide transactions, and (ii) are free from any conditions of payment, offsets, counterclaims, allowances, credits or defenses of any kind.

Section 2.21 Throughput and Imbalances.

(a) Attached hereto as Disclosure Schedule 2.21(a) are historical throughput data and information for the calendar years 2009 and 2010 relating to the Pipeline. To the Knowledge of the Seller, such throughput data and information is accurate and complete in all material respects with respect to the information for each calendar year period, without representation as to any specific monthly volume. To the Knowledge of the Seller, subsequent to such period, there have been no material adverse changes in the volumes of natural gas gathered and transported by the Pipeline.

(b) Except as set forth on Disclosure Schedule 2.21(b) or for normal immaterial pipeline imbalances that are adjusted by the Pipeline each month, as of February 28, 2011 there are no wellhead imbalances or other imbalances which require payment from the Seller, or any Affiliate of the Seller (including the Company) to a third party or for which the Company would otherwise be responsible, including without limitation to each other.

Section 2.22 Performance Collateral.

Disclosure Schedule 2.22 contains a true, complete and correct listing of the cash collateral, letters of credit, and guaranties in effect as of the date of this Agreement (i) securing the performance of the Seller or any Seller Affiliate (including the Company) under Material Contracts and other obligations relating to the Transferred Business or (ii) securing the performance of third parties under Material Contracts and other obligations relating to the Transferred Business.

Section 2.23 Bank Accounts.

The Company has no deposit, demand, time, savings, passbook, security or similar accounts with any bank or financial institution.

Section 2.24 Waivers and Disclaimers.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS AND AGREEMENTS MADE BY SELLER IN THIS AGREEMENT, SELLER HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THE TRANSFERRED ASSETS INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, GEOLOGY OR ENVIRONMENTAL CONDITION OF THE TRANSFERRED ASSETS GENERALLY, INCLUDING THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON THE TRANSFERRED ASSETS, (B) THE INCOME TO BE DERIVED FROM THE TRANSFERRED ASSETS, (C) THE SUITABILITY OF THE TRANSFERRED ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREWITH, (D) THE COMPLIANCE OF OR BY THE TRANSFERRED ASSETS OR THEIR OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE TRANSFERRED ASSETS. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, NEITHER SELLER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO SELLER, THE COMPANY, THE TRANSFERRED BUSINESS OR THE TRANSFERRED ASSETS. THE PROVISIONS OF THIS SECTION 2.24 HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE

EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE SELLER, THE COMPANY, THE TRANSFERRED BUSINESS OR THE TRANSFERRED ASSETS THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows which representations and warranties the Buyer agrees shall be true and correct as of the date of this Agreement and as of the Closing Date:

Section 3.1 Organization and Existence.

The Buyer is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

Section 3.2 Authority and Approval.

The Buyer has full partnership power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the Buyer have been duly authorized and approved by all requisite partnership action of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes its valid and legally binding obligation, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.3 No Conflict; Consents.

The execution, delivery and performance of this Agreement by the Buyer does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) violate, conflict with any of, result in any breach of the terms, conditions or provisions of the certificates of formation, partnership agreements or equivalent governing instruments of the Buyer; (ii) subject to compliance with any applicable requirements under the HSR Act, conflict with or violate any provision of any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to the Buyer or any property or asset of the Buyer; (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which the Buyer is a party or by which the Buyer or any of its property may be bound or (iv) give rise to any right of first refusal, preferential purchase right or similar right in any third party to purchase the Membership Interests or all or any portion of the Transferred Assets or Transferred Business.

Section 3.4 Brokerage Arrangements.

The Buyer has not entered (directly or indirectly) into any agreement with any Person that would obligate the Buyer or any of its Affiliates to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

Section 3.5 Investment Representation.

The Buyer is purchasing the Membership Interests for its own account with the present intention of holding the Membership Interests for investment purposes and not with a view to or for sale, in connection with any public distribution, of the Membership Interests in violation of any federal or state securities Laws. The Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Membership Interests. The Buyer acknowledges that the Membership Interests have not been registered under applicable federal and state securities Laws. The Buyer further acknowledges that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or pursuant to an exemption from registration under any federal or state securities Laws. The Buyer can bear the economic risk of its investment and is able, without impairing its financial condition, to hold the Membership Interests for an indefinite period of time and to suffer a complete loss of the Buyer’s investment.

Section 3.6 Access to Data.

The Buyer has had an opportunity to ask questions of, and receive answers from, the officers or representatives of the Company concerning the Company, the Transferred Assets, the Transferred Business, the Conveyance, this Agreement, the exhibits and disclosure schedules attached hereto and the transactions contemplated hereby, as well as the Company’s business, management and financial affairs. The Buyer acknowledges that any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. The Buyer also acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Seller (other than representations and warranties made herein or in the Seller Closing Certificate), the Company or their agents for legal advice with respect to this investment or the transactions contemplated by this Agreement.

Section 3.7 Litigation.

There is no Proceeding pending or, to the Buyer’s Knowledge, threatened against or affecting the Buyer that would reasonably be expected to have a material and adverse impact on the ability of the Buyer to perform its obligations hereunder, and there are no orders or unsatisfied judgment from any Governmental Authority binding upon the Buyer that would reasonably be expected to have a material and adverse impact on the ability of the Buyer to perform its obligations hereunder.

Section 3.8 Waivers and Disclaimers.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS AND AGREEMENTS MADE BY BUYER IN THIS AGREEMENT, BUYER HAS NOT MADE, DOES NOT MAKE, AND SPECIFICALLY NEGATES AND DISCLAIMS ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, NEITHER BUYER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO BUYER. THE PROVISIONS OF THIS SECTION 3.8 HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE BUYER THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

ARTICLE IV

ADDITIONAL AGREEMENTS,

COVENANTS, RIGHTS AND OBLIGATIONS

Section 4.1 Operation of the Transferred Assets and Transferred Business.

(a) Except as provided by this Agreement, by the Conveyance or as consented to in writing by the Buyer, such consent not to be unreasonably withheld, delayed or conditioned, during the period from the date of this Agreement through the Closing Date, the Seller shall and shall cause the Company to:

(i) conduct its business and operations relating to the Transferred Assets and the Transferred Business in the usual and ordinary course thereof and in material compliance with applicable Law; and

(ii) preserve, maintain and protect the Transferred Assets and Transferred Business and operations related thereto as are now being conducted;

provided, however, the Seller shall not, to the extent commercially unreasonable, be required to make any payments or enter into any contractual arrangements or understandings to satisfy the foregoing obligations in this Section 4.1. Notwithstanding the foregoing, in case of an emergency involving imminent danger to life or property, the Seller or the Company shall take all action necessary for the preservation or the safety of the Transferred Assets, for the safety of any persons, or to avoid the suspension of any necessary service to the Transferred Assets without the prior consent of the Buyer; provided that the Seller shall, or shall cause the Company to, promptly notify the Buyer of any such actions.

(b) Except (i) as provided by this Agreement or the Conveyance, or (ii) as consented to by the Buyer, during the period from the date of this Agreement through the Closing Date, the Seller shall not permit the Company to, and the Company shall not:

(i) amend the Company’s organizational documents;

(ii) liquidate, dissolve, recapitalize or otherwise wind up the Company’s business;

(iii) make any material change in any method of accounting or accounting principles, practices or policies of the Company, other than those required by GAAP or Law;

(iv) enter into any contract or agreement that, had it been in existence as of the date hereof, would be scheduled as a Material Contract, or terminate any Material Contract or amend any Material Contract in any material respect;

(v) sell, assign, transfer, lease or otherwise dispose of any of the Transferred Assets except in the ordinary course of business or pursuant to the terms of a Material Contract; or

(vi) agree, whether in writing or otherwise, to do any of the foregoing.

Section 4.2 Access and Inspection Indemnity.

(a) The Seller shall afford the Buyer and its authorized representatives reasonable access during normal business hours to management personnel and financial, title, tax, corporate and legal materials and all construction, compliance and operating data and information relating to the Company, the Transferred Assets and the Transferred Business and shall furnish to the Buyer such other information as it may reasonably request, unless any such access and disclosure would violate the terms of any agreement to which the Seller or any of its Affiliates or the Company is bound or any Law. Such access by the Buyer shall be limited to the Company’s normal business hours, and the Buyer’s investigation shall be conducted in a manner that minimizes interference with the operation of the Company, the Transferred Assets and the Transferred Business. The Buyer at its option may conduct a Phase I environmental audit of any or all of the Transferred Assets, to the extent the Seller has authority to permit such an audit, provided that neither the Buyer nor its representatives shall conduct any testing or sampling on or with respect to the Transferred Assets prior to the Closing.

(b) If the Buyer exercises rights of access under this section or otherwise or conducts examinations or inspections under this section or otherwise, then (i) such access, examination and inspection shall be at the Buyer’s sole risk, cost and expense and the Buyer waives and releases all claims against the Seller, its Affiliates and their respective directors, officers, employees, attorneys, contractors, agents and successors and assigns arising in any way therefrom or in any way connected therewith or arising in connection with the conduct of its directors, officers, employees, attorneys, contractors and agents in connection therewith and (ii) the Buyer agrees to indemnify, defend and hold harmless the Seller, its Affiliates and their respective directors, officers, employees, attorneys, contractors, agents and successors and assigns from and against any and all claims, actions, or causes of action for personal injury, death or damage to property directly attributable to access to or inspection of the Company, the Transferred Assets or the Transferred Business prior to the Closing by the Buyer, its Affiliates and their respective directors, officers, employees, agents or representatives in connection with the Buyer’s due diligence activities with respect to the transactions contemplated hereby, other than claims, actions, causes of action or Damages attributable to the gross negligence or willful misconduct of any indemnified party. THE FOREGOING RELEASE AND INDEMNIFICATION SHALL APPLY WHETHER OR NOT SUCH CLAIMS, ACTIONS, CAUSES OF ACTION OR DAMAGES ARISE OUT OF (i) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXPRESSLY NOT INCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF ANY INDEMNIFIED PARTY, OR (ii) STRICT LIABILITY.

Section 4.3 Amendments to Schedules.

The Seller and the Buyer acknowledge that the Buyer’s inspection of the records and files of the Company, the Transferred Assets or the Transferred Business, or further review by the Seller, prior to the Closing may indicate that some or all of the Disclosure Schedules attached to this Agreement were not complete or entirely correct at the time of execution of this Agreement. Accordingly, the Seller and the Buyer agree to revise and amend the Disclosure Schedules, as needed, so that they will be complete and accurate at the Closing and shall be given effect as if made on the Closing Date prior to the Closing, in the event the Closing occurs. It is understood, however, that such revisions or amendments shall not otherwise be taken into account in giving effect to (and shall not diminish or affect) any representations, rights, options, conditions, covenants and obligations of the parties contained in this Agreement as originally executed unless otherwise mutually agreed by the parties in writing.

Section 4.4 Cure of Breach.

If any of the Buyer’s or Seller’s representations or warranties is untrue or shall become untrue between the date of execution of this Agreement and the Closing Date, or if any of the Buyer’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing and the other party has not terminated this Agreement pursuant to Section 7.1, then such breach shall be considered not to have occurred for all purposes of this Agreement; provided that any costs or expenses arising out of or relating to such cure shall be borne solely by the party who committed the breach.

Section 4.5 Cooperation; Further Assurances.

(a) The Seller and the Buyer shall use their respective commercially reasonable efforts (i) to obtain, as promptly as practicable, all approvals, clearances and consents required by or necessary for the transactions contemplated by this Agreement, including any approvals, clearances and consents identified in Disclosure Schedule 2.3, and those required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (ii) to ensure that all of the conditions to the respective obligations of such parties contained in Sections 5.1 and 5.2, respectively, are satisfied timely. Each of the parties acknowledges that certain actions may be necessary with respect to the matters and actions contemplated by this Agreement such as making notifications and obtaining consents or approvals or other clearances that are material to the consummation of the transactions contemplated hereby, and each agrees to take all appropriate action and to do all things necessary, proper or advisable under applicable Laws and regulations to make effective the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement will require any party hereto, or any of its Affiliates, to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its, or any of its Affiliates’, operations, or other burdensome condition which would in any such case be material to its, or any of its Affiliates’, assets, liabilities or business in order to obtain any consent or approval or other clearance required by this Agreement.

(b) Each of the parties shall cooperate with the other in promptly filing any other necessary applications, reports or other documents with any Governmental Authority having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Authority. Each party (i) will promptly notify the other party of any written communication to the notified party from any Governmental Authority pertaining to this Agreement or transactions contemplated hereby and, subject to applicable Laws, if practicable, permit the other party to review in advance any proposed written communication to any such Governmental Authority and incorporate the other party’s reasonable comments in its sole discretion, and (ii) agrees not to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation, or inquiry concerning this Agreement or the transactions contemplated hereunder unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend.

(c) To the extent not obtained or satisfied as of the Closing, the Seller agrees to continue to use all commercially reasonable efforts and to cooperate with the Buyer’s efforts to obtain for the Buyer any required consents to the transfer of the Transferred Assets to the Company, and access to files, records and data relating to the Company, the Transferred Assets or the Transferred Business in the possession of third parties. The Seller agrees to reimburse the Buyer for 50% of all reasonable out of pocket costs or expenses incurred by the Buyer or the Company in connection with securing any required consents. If the events specified in clauses (i) and (ii) of Section 1.7(e) have not occurred prior to or as of the Closing, the parties agree to use, and to cause their respective

Affiliates, including the Company, to use, all commercially reasonable efforts, and to cooperate, and to cause their respective Affiliates, including the Company, to cooperate, with one another to cause such events to occur as soon as reasonably practicable. Commercially reasonable efforts shall include (without limitation), for purposes of the third sentence of this Section 4.5(c), (i) filing in support of or assisting in filing any document or pleading submitted for the purpose of obtaining FERC approval of the transportation amendment agreements referred to in Section 5.1(f)(i), including the filing of applications, motions, responses and requests for rehearing or court appeals of any adverse FERC order or orders, and (ii) engaging and paying the costs and expenses of outside legal counsel to carry out these efforts.

(d) After the Closing, the Seller and the Buyer each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other party for carrying out the purposes of this Agreement, or of any document delivered pursuant to this Agreement (including, for purposes of clarification, the Conveyance).

Section 4.6 Maintenance of Records. From and after the Closing:

(a) Seller shall deliver to Buyer promptly following Closing a copy of any or all of the data room materials and other books and records relating to the Transferred Business or operations thereof, including all DOT compliance maintenance records and compliance related construction documentation such as radiographic reports, hydrostatic test records, pre and post service caliper data and records relating to all compression facilities (the “Big Sandy Documents”) in existence on the day of Closing and not already in the possession of the Company or Buyer, provided however, that Seller may retain (but shall preserve and keep in accordance with the following sentence) all Big Sandy Documents that do not exclusively or primarily relate to the Transferred Business or the Company. Seller and its respective Affiliates shall preserve and keep all Big Sandy Documents not delivered to Buyer on or before the Closing Date for a period of at least seven years after the Closing Date (the “Retention Period”). After the expiration of the Retention Period, before Seller shall dispose of any Big Sandy Documents, Seller shall give Buyer at least 90 days’ prior notice to such effect, and Buyer shall be given an opportunity, at its cost and expense, to remove and retain all or any Big Sandy Documents as Buyer may select. Seller shall provide to Buyer, at no cost or expense to Buyer, access to the Big Sandy Documents as remain in Seller’s possession and access to the properties and employees of Seller and Seller’s Affiliates in each case in connection with matters relating to the business or operations of the Transferred Business on or before the Closing Date and asserting, defending or otherwise dealing with any claim or dispute under this Agreement or as to the Company, the Transferred Assets or the Transferred Business.

(b) The Buyer agrees to maintain the files and records of the Company, the Transferred Assets and the Transferred Business acquired pursuant to this Agreement for the Retention Period. The Buyer shall provide the Seller and its representatives reasonable access to and the right to copy such files and records for the purposes of (a) complying with any Law affecting the Company, the Transferred Assets or the

Transferred Business prior to the Closing Date, (b) preparing any audit of the books and records of any third Persons relating to the Company, the Transferred Assets or the Transferred Business prior to the Closing Date or responding to any audit related to the Company, the Transferred Assets or the Transferred Business prepared by such third Persons, (c) preparing tax returns, (d) responding to or disputing any tax audit related to the Company, the Transferred Assets or the Transferred Business; or (e) asserting, defending or otherwise dealing with any claim or dispute under this Agreement or as to the Company, the Transferred Assets or the Transferred Business.

Section 4.7 Casualty Loss.

If, after the date of this Agreement but prior to the Closing, all or any portion of the Transferred Assets are destroyed or damaged by fire, flood, earthquake, storm, theft, vandalism, explosion, blowout, riot, sabotage, accident or other casualty of a similar nature or shall be taken by condemnation or under the right of eminent domain (all of which are herein called “Casualty Loss”), and the aggregate loss to the Transferred Assets as a result of such Casualty Loss is less than 15% of the Purchase Price, the Buyer and Seller shall proceed with the Closing notwithstanding any such destruction or taking (without reduction of the Purchase Price) and the Seller shall, at the Closing, pay to the Company all sums paid to the Seller by third Persons by reason of the destruction, damage or taking of such Transferred Asset and shall assign, transfer and set over unto the Company all of the right, title and interest of the Seller in and to any claims against or unpaid proceeds or other payments from third Persons arising out of such destruction or taking, including, but not limited to, insurance proceeds. Prior to the Closing, the Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of any Casualty Loss during the aforementioned period without first obtaining the written consent of the Buyer, such consent not to be unreasonably withheld, conditioned or delayed. In the event of a Casualty Loss involving an aggregate loss to the Transferred Assets equal to or exceeding 15% of the Purchase Price, the Buyer may terminate this Agreement by giving five (5) days prior written notice to the other party. If the Buyer does not exercise its right to terminate, then the Buyer and Seller shall proceed with the Closing notwithstanding any such destruction or taking (without reduction of the Purchase Price) and the Seller shall, at the Closing, pay to the Company all sums paid to the Seller by third Persons by reason of the destruction, damage or taking of such Transferred Asset and shall assign, transfer and set over unto the Company all of the right, title and interest of the Seller in and to any claims against or unpaid proceeds or other payments from third Persons arising out of such destruction or taking, including, but not limited to, insurance proceeds. Prior to the Closing, the Seller shall not voluntarily compromise, settle or adjust any amounts payable by reason of any Casualty Loss during the aforementioned period without first obtaining the written consent of the Buyer, such consent not to be unreasonably withheld, conditioned or delayed.

Section 4.8 Insurance.

The Buyer acknowledges that (a) any insurance policies held by or for the benefit of the Company or covering the Transferred Assets or the Transferred Business and in effect prior to the Closing will terminate as of the Closing and (b) upon and after the Closing, the Buyer will be responsible for obtaining any insurance policies for the benefit of or covering the Company.

Section 4.9 Return of Confidential Information.

Promptly after the date of this Agreement, Seller shall request from each Person that submitted a bid to acquire the Membership Interests, the Transferred Assets or the Transferred Business that such Person return to the Seller and/or Seller’s Affiliates or, if provided for in the relevant confidentiality agreement with such Person, destroy any and all confidential information relating to the Company, the Transferred Assets or the Transferred Business.

Section 4.10 No Solicitation of Transactions.

(a) At any time subsequent to the date hereof, and prior to the earlier to occur of the Closing or the termination of this Agreement under Section 7.1, neither Seller nor any of its Affiliates shall, directly or indirectly, through any officer, director, agent or employee of, or any investment banker, financial advisor, attorney, accountant or other representative retained by Seller or any of its Affiliates (i) solicit, initiate, seek or encourage (including by way of furnishing information or assistance) or take other action to facilitate any inquiries or the submission of any proposal which constitutes or may reasonably be expected to lead to, an Acquisition Proposal from any person other than Buyer (a “Third Party”), or (ii) engage in any discussions or negotiations relating thereto or in furtherance thereof or accept any Acquisition Proposal. Seller and its Affiliates shall notify Buyer if a written Acquisition Proposal has been received. Each party agrees not to release any Third Party from, or waive any provision of, any confidentiality agreement relating to the sale of the Transferred Business or any Membership Interest.

(b) Upon execution by Seller of this Agreement, Seller and its Affiliates will terminate any solicitations, encouragement, activities, discussions and negotiations with any Person other than Buyer conducted heretofore by Seller or its Affiliates with respect to any Acquisition Proposal until the earlier of Closing or termination of this Agreement pursuant to Section 7.1.

Section 4.11 Confidential Use of Information.

For 2 years after Closing, except as required by any applicable Law, Governmental Authority, or applicable stock exchange rule, Seller and its Affiliates shall not directly or indirectly, disclose to any Person or use, any information (a) contained in the Big Sandy Documents (other than such documents as remain in the Seller’s possession in accordance with Section 4.6) but including any portion of such documents that relate to the Transferred Business; (b) not then in the public domain or generally known in the industry; or (c) acquired on a confidential basis from a source who, to the Knowledge of Seller, was bound by an agreement with Buyer or the Company to keep such information confidential or otherwise prohibited from transmitting the information to Seller or any of its Affiliates by a contractual, legal or fiduciary obligation, in each case, acquired prior to the Closing Date, and relating to the Transferred Business (and not any other business of Seller) or the Company (collectively, the “Buyer Protected Information”), provided however, that Seller and its Affiliates may use the Big Sandy Documents and Buyer Protected Information, to the extent necessary, in connection with any dispute or claim, tax matter relating to Seller’s prior ownership of the Company or the

Transferred Business, or the transactions contemplated by this Agreement.

Section 4.12 Delivery of Data Room Documents.

Seller shall deliver to Buyer two electronic copies of all documents posted in the data room relating to the transaction contemplated by this Agreement no later than 2 days after the Closing Date.

Section 4.13 Cancellation of Intercompany Payables.

On or prior to the Closing, Seller shall (and shall cause its Affiliates, if applicable, to) cancel any and all Intercompany Payables and shall, and shall cause its Affiliates, if applicable, to irrevocably release the Company from all Intercompany Payables.

Section 4.14 Financial Statements and Regulatory Filings.

(a) After the date of this Agreement and prior to the Closing, the Seller shall deliver to the Buyer, as soon as available or filed, complete copies of (i) all audited or unaudited monthly, quarterly and annual financial statements of the Company or the Transferred Business prepared after the date of this Agreement, in a format historically utilized internally by the Seller and its Affiliates, and (ii) all material reports, filings or submissions relating to the Company, the Transferred Assets or the Transferred Business, filed by the Seller or its Affiliates with any Governmental Authority.

(b) (i) The Seller shall deliver to the Buyer no later than 60 days after the Closing Date audited financial statements of the Transferred Business at and for the year ended December 31, 2010, assuming the Company owned the Transferred Business as of December 31, 2010, in such form as may be required by any applicable securities laws to be filed with the Securities and Exchange Commission by Buyer as a result of the transactions contemplated by this Agreement, together with the unqualified audit opinion of the independent public accountants of the Company and (ii) the Seller shall use its commercially reasonable efforts to cause the independent public accountants of the Company to provide to the Buyer no later than the date on which such audited financial statements must be filed with the Securities and Exchange Commission any consent necessary to the filing of such financial statements with the Securities and Exchange Commission and any such customary representation letters as are necessary in connection therewith, provided, however, that the Buyer shall cooperate with and assist the Seller and its Affiliates and the auditors engaged by the Company to perform the audit required by clause (i) of this Section 4.14(b), including promptly providing any information reasonably requested by any of them. The Buyer shall reimburse the Seller for all out of pocket costs and expenses incurred by the Seller pursuant to this Section 4.14(b) not to exceed $100,000. The Seller shall deliver to the Buyer no later than 30 days after the Closing Date, a copy, which may be electronic, of the property, plant and equipment accounting records setting forth the detail and amounts described in 18 CFR 201.

(c) Following execution of this Agreement the Seller will provide the Buyer with copies of all filings with FERC relating to the Transferred Business and following the Closing, the Seller and its Affiliates will (i) support the approval of and not subsequently seek to challenge the findings needed to effectuate the objectives of this Agreement and the transactions contemplated hereby including the amended transportation agreements attached hereto as Exhibit C (and referred to in Section 5.1(f)(i)) and the transportation agreement attached hereto as Exhibit H (and referred to in Section 5.1(f)(ii)) and (ii) cooperate and assist the Buyer and the Company with all regulatory filings and obligations, including separating the obligations of the FERC audit compliance report and obligations to file documentation jointly with FERC and responding to FERC or intervenor inquiries related to the cost and revenue study for the Pipeline.

Section 4.15 MarkWest Agreements.

From and after the execution of this Agreement, the Seller and its Affiliates shall cooperate with the Buyer and the Company, and use their commercially reasonable efforts, to secure for the Company (i) an amendment to the Shared Services Agreement extending the Company’s rights under Section 4.8 of the Shared Services Agreement to be co-terminus with the “Grantor Retained Easements” under the MarkWest Deed, (ii) an amendment to the MarkWest Deed to provide that the MarkWest Deed is not subject to the terms and conditions of the MarkWest PSA and in the event of any conflict between the MarkWest Deed and the MarkWest PSA, the MarkWest Deed shall control, which amendment shall be in form and substance reasonably acceptable to the Buyer, and (iii) a consent from MarkWest to the assignment to the Company of all rights of the Seller and any of its Affiliates under Section 6.13 (Expansion Plans) (“PSA Section 6.13”) of the MarkWest PSA in form and substance reasonably acceptable to the Buyer. Between the date of this Agreement and the Closing Date, the Seller and its Affiliates will not agree to any “Big Sandy Compression”, “Langley Plant 3” or “Langley Site Development Plans” (each as defined in the MarkWest PSA) without the express prior approval of the Buyer, such approval not to be unreasonably withheld, delayed or conditioned. In the event the Seller is unable to get the consent of MarkWest to the assignment to the Company of all rights of the Seller and any of its Affiliates under PSA Section 6.13, the Seller and its Affiliates will exercise all rights under PSA Section 6.13 as agent acting on behalf of the Buyer and will not agree to any “Big Sandy Compression”, “Langley Plant 3” or “Langley Site Development Plans” without the express prior approval of the Buyer, such approval not to be unreasonably withheld, delayed or conditioned.

Section 4.16 Pressure Testing.

From and after the date hereof, the Seller and its Affiliates shall cooperate with and assist the Buyer and the Company in completing a Pressure Test of the Pipeline, if the Buyer elects to perform such test, during the period commencing on October 1, 2011 and extending through February 29, 2012.

Section 4.17 FERC Filings; Compliance.

(a) The Seller covenants and agrees that the Seller shall, and shall cause its Affiliates to: (i) file with FERC no later than May 16, 2011, an application for a temporary waiver of all FERC capacity release regulations and policies and corresponding provisions of Company’s FERC Gas Tariff necessary to permit a permanent release to EQT of the capacity under the transportation agreements referred to in Section 5.1(f)(i) at the negotiated rate that applies to such agreements without complying with the posting and bidding requirements set forth in the capacity release provisions contained in the Company’s FERC Gas Tariff, such waiver requested to be effective for a reasonable period of time commencing June 15, 2011, (and the Buyer shall not oppose any such request for temporary waiver, provided that the requested waiver would not affect any creditworthiness requirements under the Company’s FERC Gas Tariff or specific contractual creditworthiness provisions that apply to such transportation agreements); and (ii) upon receipt of such waiver, permanently release to EQT the firm capacity under the transportation agreements referred to in Section 5.1(f)(i).

(b) Upon receipt of the waiver referenced in Section 4.17(a) above, EQT covenants and agrees to enter into transportation agreements with the Company under the Company’s Rate Schedule FTS on the same rate, contract term, contract quantity and terms and conditions as the transportation agreements referenced in Section 5.1(f)(i), as amended.

(c) The transportation agreements entered into pursuant to Section 4.17(b), shall provide that (i) for firm transportation service under such agreement, in lieu of a cost-based recourse rate, EQT shall agree to pay the negotiated reservation rate and authorized overrun charge, all as more fully described in Exhibit C to the transportation agreements referenced in Section 5.1(f)(i), as amended, and all other applicable charges including the applicable annual charge adjustment surcharge, any surcharges and assessments associated with electric power and fuel and loss, and any other applicable charges and surcharges and assessments (“Negotiated Rate”), (ii) EQT and the parties agree that the Negotiated Rate shall be the effective rate for service throughout the primary term of such transportation agreements executed pursuant to Section 4.17(b), notwithstanding any changes to any of the Company’s maximum rates for service under its FERC Gas Tariff, (iii) EQT shall not initiate or support any proceeding before the FERC under Section 5 of the NGA to decrease the rate paid for service for the primary term of such transportation agreements executed pursuant to Section 4.17(b) below the Negotiated Rate (“Section 5 Limitation”); however, except with respect to the foregoing, neither the Section 5 Limitation, nor any other provision in the applicable transportation agreements executed pursuant to Section 4.17(b) shall be construed to limit EQT’s right under Section 5 of the NGA to initiate or support a proceeding before the FERC (A) to enforce the rates, terms, and conditions set forth in such transportation agreements executed pursuant to Section 4.17(b); (B) regarding any of the Company’s terms of service or rates other than the Negotiated Rate; or (C) to obtain any other form of relief from the FERC. The Negotiated Rate and Section 5 Limitation shall be incorporated into the exhibits of the transportation agreements entered into between the Company and EQT pursuant to Section 4.17(b).

(d) The Seller shall reimburse the Buyer for the reasonable costs of compliance by the Company with a request, requirement or order of FERC arising out of or relating to events or omissions first occurring prior to the Closing Date, including the matters described as items (a)(2) and (b)(2) on Disclosure Schedule 2.7.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1 Conditions to the Obligation of the Buyer.

The obligation of the Buyer to proceed with the Closing contemplated hereby is subject to the satisfaction of all of the following conditions, any one or more of which may be waived, in whole or in part, by the Buyer:

(a) The representations and warranties of the Seller set forth in this Agreement shall be true and correct (without giving effect to any materiality standard or Material Adverse Effect qualification) as of the date of this Agreement and on the Closing Date as if made on such date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct (without giving effect to any materiality standard or Material Adverse Effect qualification) as of such specified date, except, in each case, to the extent that failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect. The Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the time of the Closing. The Seller shall have delivered to the Buyer a certificate, dated as of the Closing Date and signed by an authorized officer of the Seller, confirming the foregoing matters set forth in this Section 5.1(a) (the “Seller Closing Certificate”).

(b) All necessary filings with and material consents, approvals, clearances, licenses, permits, orders and authorizations of any Governmental Authority required for the consummation of the transactions contemplated in this Agreement (including any required by the HSR Act, but excluding, for purposes of this Section 5.1(b), any consents, approvals, clearances, licenses, permits, orders and authorizations of the FERC not specifically set forth in Section 5.1(g)) shall have been made and obtained without conditions materially adverse to the Company, the Buyer or any Affiliate of the Buyer, and all waiting periods with respect to filings made with Governmental Authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated.

(c) All material consents of any Person not a party hereto required for the consummation of the transactions contemplated in this Agreement shall have been made and obtained.

(d) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect or threatened.

(e) The closing contemplated in the Contribution Agreement shall have been consummated.

(f) (i) EQT Energy, LLC and EQT Production Company, as applicable, shall have executed and delivered to the Company amendments in the form attached hereto as Exhibit C to each of the transportation agreements identified as items 3, 4 and 5 on Exhibit 1 to Disclosure Schedule 2.13, extending the term of each such agreement through December 31, 2027, at a daily reservation rate equal to $0.6504/Dth, and (ii) EQT shall have submitted a valid transportation service request pursuant to the Company’s tariff procedures for the transportation services reflected in Exhibit H hereto, and executed and delivered to the Company a transportation agreement in the form attached as Exhibit H hereto.

(g) FERC’s certificate order approving Seller’s and the Company’s joint application for approval of, among other things, the transfer to the Company of the Pipeline, dated April 5, 2011, shall not have been vacated or modified. The FERC abandonment by transfer of the Pipeline from the Seller to the Company has occurred in accordance with all conditions in such FERC certificate order, and FERC has approved the Company’s actual tariff records and negotiated rate agreements with an effective date at or before closing.

(h) The Seller shall have completed the current planned work on the Pipeline described on Exhibit G hereto.

(i) The Seller shall have delivered, or caused to be delivered, to the Buyer all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 1.6(a).

(j) Since the date of this Agreement no Material Adverse Effect with respect to the Company, the Transferred Assets or the Transferred Business shall have occurred.

Section 5.2 Conditions to the Obligation of the Seller.

The obligation of the Seller to proceed with the Closing contemplated hereby is subject to the satisfaction of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Seller:

(a) The representations and warranties of the Buyer set forth in this Agreement shall be true and correct (without giving effect to any materiality standard or Material Adverse Effect qualification) as of the date of this Agreement and on the Closing Date as if made on such date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct (without giving effect to any materiality standard or Material Adverse Effect qualification) as of such specified date, except, in each case, to the extent that failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect. The Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the time of the Closing. The Buyer shall have delivered to the Seller a certificate, dated as of the Closing Date and signed by an authorized officer of the Buyer, confirming the foregoing matters set forth in this Section 5.2(a) (the “Buyer Closing Certificate”).

(b) All necessary filings with and material consents, approvals, clearances, licenses, permits, orders and authorizations of any Governmental Authority required for the consummation of the transactions contemplated in this Agreement (including any required by the HSR Act, but excluding, for purposes of this Section 5.2(b), any consents, approvals, clearances, licenses, permits, orders and authorizations of the FERC not specifically set forth in Section 5.1(g)) shall have been made and obtained without conditions materially adverse to the Seller or any Affiliate of the Seller, and all waiting periods with respect to filings made with Governmental Authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated.

(c) All material consents of any Person not a party hereto required for the consummation of the transactions contemplated in this Agreement shall have been made and obtained.

(d) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect or threatened.

(e) The Buyer shall have delivered, or caused to be delivered, to the Seller all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 1.6(b).

ARTICLE VI

TAX MATTERS

Section 6.1 Liability for Taxes.

(a) From and after Closing, the Seller shall be responsible for, and shall indemnify the Buyer and its Affiliates from and against, all Taxes with respect to the Company, the Transferred Business or the Transferred Assets for any Seller Period. From and after Closing, the Buyer shall be responsible for, and shall indemnify the Seller and its Affiliates from and against, all other Taxes with respect to the Company, the Transferred Business or the Transferred Assets. For this purpose, Straddle Period Taxes shall be (i) allocated based on an interim closing of the books as of the Closing Date for income and franchise Taxes, and (ii) prorated on a daily basis to the period prior to and including the Closing Date or thereafter for all other Taxes. Notwithstanding anything to the contrary herein, (i) any ad valorem or property Taxes paid or payable with respect to the Transferred Assets (including all Kentucky ad valorem or property Taxes payable by the Seller with respect to the taxable period that includes the Closing Date) shall be allocated to the Tax period applicable to the ownership of the Transferred Assets regardless of when such Taxes are assessed, and (ii) any franchise tax paid or payable with respect to the Company, the Transferred Business or the Transferred Assets shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such franchise tax. If the Buyer or the Seller is obligated for Taxes paid by the other party pursuant to this Section 6.1(a), such party shall, within thirty (30) days after receipt of notice of its obligation therefor, remit a payment in cash to such other party in an amount equal to such Taxes. Each day thereafter, interest on the amount the Buyer or the Seller, as the case may be, is obligated to pay pursuant to this Section 6.1(a) shall accrue at the rate of 1 month LIBOR plus 2%, compounded daily.

(b) If the Buyer or its Affiliates receives a refund of any Taxes that the Seller is responsible for hereunder, or if the Seller or its Affiliates receive a refund of any Taxes that the Buyer is responsible for hereunder, the party receiving such refund shall, within thirty (30) days after receipt of such refund, remit it to the party who has responsibility for such Taxes hereunder. Each day thereafter, interest on the amount the Buyer or the Seller, as the case may be, is obligated to pay pursuant to this Section 6.1(b) shall accrue at the rate of 1 month LIBOR plus 2%, compounded daily. The parties shall reasonably cooperate in order to take all necessary steps to claim any such refund.

Section 6.2 Tax Returns.

(a) With respect to any Tax Return covering a taxable period ending on or before the Closing Date that is required to be filed after the Closing Date with respect to the Company, the Transferred Business or the Transferred Assets, the Seller shall cause such Tax Return to be prepared and filed timely with the appropriate Taxing Authority, and be responsible for the timely payment (and entitled to any refund) of all Taxes due with respect to the period covered by such Tax Return.

(b) With respect to any Tax Return covering a Straddle Period that is required to be filed after the Closing Date with respect to the Company, the Transferred Business or the Transferred Assets, the Seller shall cause such Tax Return to be prepared, furnish a copy of such Tax Return to the Buyer, file timely such Tax Return with the appropriate Taxing Authority, and be responsible for the timely payment of all Taxes due with respect to the period covered by such Tax Return (but shall have a right to recover the amount of Taxes attributable to the portion of the taxable period allocable to the Buyer pursuant to Section 6.1(a)).

(c) Any Tax Return not yet filed for any taxable period that begins before the Closing Date with respect to the Company, the Transferred Business or the Transferred Assets shall be prepared in accordance with past Tax accounting practices used with respect to the Tax Returns in question (unless such past practices are no longer permissible by Law), and to the extent any items are not covered by past practices, in accordance with reasonable Tax accounting practices selected by the filing party with respect to such Tax Return under this Agreement with the consent (not to be unreasonably withheld or delayed) of the non-filing party.

Section 6.3 Tax Audits.

(a) From and after the Closing Date, each of the Buyer and the Seller, as applicable (the “Tax Indemnified Person”), shall notify the chief tax officer (and the notice party as set forth in Section 9.2 of this Agreement) of the other party (the “Tax Indemnifying Person”), in writing within fifteen (15) days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments or other proceedings with respect to the Company, the Transferred Business or the Transferred Assets (a “Tax Audit”) which may affect the liability for Taxes of such other party. If the Tax Indemnified Person fails to give such timely notice to the other party, it shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit to the extent such failure to give notice materially adversely affects the other party’s right to participate or meaningfully defend in the Tax Audit.

(b) If a Tax Audit relates to Taxes for which only the Seller would be liable to indemnify the Buyer under this Agreement, the Seller shall have the option, at its expense, to control the defense and settlement of such Tax Audit. If the Seller does not elect to control the defense and settlement of such Tax Audit by giving written notice of to the Buyer within fifteen (15) days of the receipt of the first notice of such audit (and failure to give such timely notice shall constitute a waiver of the Seller’s right to elect not to control and defend the audit), the Buyer may, at the Buyer’s expense, control the defense and settlement of such Tax Audit, provided that the Seller shall pay any Tax for which it is otherwise liable under Section 6.1. If such Tax Audit relates solely to Taxes for which only the Buyer would be liable under this Agreement, the Buyer shall, at its expense, control the defense and settlement of such Tax Audit to the extent that such Tax Audit relates to Taxes for which the Buyer is liable to indemnify the Seller under Section 6.1.

(c) If a Tax Audit relates to Taxes for which both the Seller and the Buyer could be liable under this Agreement, to the extent practicable, the items of income, gain, loss, deduction and credit or other item required to be reported on or otherwise reported on the applicable Tax Return (“Tax Items”) with respect to such Tax Audit will be distinguished and each party will have the option to control the defense and settlement of those Taxes for which it is so liable. If such Tax Audit relates to a Straddle Period and any Tax Item cannot be identified as being a liability of only one party or cannot be separated from a Tax Item for which the other party is liable, the Seller, at its expense, shall have the option to control the defense and settlement of the Tax Audit, provided that the Seller defend the items as reported on the relevant Tax Return and provided further that no such matter shall be settled without the written consent of the Buyer, such consent not to be unreasonably withheld.

(d) Any party whose liability for Taxes may be affected by a Tax Audit shall be entitled to participate at its expense in such defense and to employ counsel of its choice at its expense and shall have the right to consent to any settlement of such Tax Audit (not to be unreasonably withheld) to the extent that such settlement would have an adverse effect with respect to a period for which that party is liable for Taxes, under this

Agreement or otherwise.

Section 6.4 Pre- and Post-Closing Actions; Post-Closing Assistance.

(a) Except to the extent required by applicable Laws, the Seller shall not and shall not permit its Affiliates to take any action (including the amendment of any Tax Return) on or before the Closing Date which could reasonably be expected to materially increase the Buyer’s liability for Taxes (including any liability of the Buyer to indemnify the Seller for Taxes under this Agreement). Except to the extent required by applicable Laws, the Buyer shall not and shall not permit its Affiliates to take any action (including the amendment of any Tax Return) on or after the Closing Date which could reasonably be expected to materially increase the Seller’s liability for Taxes (including any liability of the Seller to indemnify the Buyer for Taxes under this Agreement).

(b) Following the Closing, the Seller and the Buyer will each provide the other such reasonable assistance, at the sole cost and expense of the requesting party, as may reasonably be requested in connection with the preparation of any Tax Return with respect to the Company, the Transferred Business or the Transferred Assets, or any Tax Audit, and each party will retain and provide the requesting party with any records or information that may be reasonably relevant to such return, audit or examination, proceedings or determination. The party requesting assistance will reimburse the other party for reasonable out-of-pocket expenses (other than salaries or wages of any employees of the parties) incurred in providing such assistance.

Section 6.5 Transfer Taxes.

The Buyer and the Seller agree that each shall be liable for fifty percent (50%) of any transfer, documentary, sales, use, stamp, registration and similar taxes (“Transfer Taxes”) and fees arising out of or in connection with the transactions effected pursuant to (i) the Contribution Agreement, whether incurred on or before Closing and (ii) this Agreement. The Buyer and the Seller shall cooperate to file all necessary Tax Returns and other documentation with respect to all Transfer Taxes and fees arising out of or in connection with the transactions effected pursuant to this Agreement. If either the Buyer or the Seller is required by Law to pay or remit such Transfer Taxes and fees, the other party shall promptly reimburse the Buyer or the Seller, as applicable, for fifty percent (50%) of such Transfer Taxes and fees.

Section 6.6 Final Purchase Price Allocation.

The parties acknowledge that the purchase and sale of the Membership Interests pursuant to this Agreement will be treated as a purchase and sale of the Transferred Assets for federal income tax purposes (and for purposes of any applicable state taxes that follow the federal treatment). Not later than 90 days after the Closing Date, the Buyer shall determine in consultation with the Seller and deliver to the Seller an allocation of the consideration paid (or treated as paid) for the Transferred Assets among such assets in accordance with Section 1060 of the Code. Except with respect to any payments of interest under Section 1.2(f) and as otherwise as required by Law, any payments from one party to the other under this Agreement after the Closing Date shall be treated as an adjustment to the consideration paid for the Transferred

Assets for federal income tax purposes, and the Buyer shall revise the allocation described previously as appropriate and deliver the revised allocation to the Seller. If the parties cannot agree on either the initial allocation or any adjusted allocation within 30 days of the provision of such allocation, the parties will resolve the dispute in accordance with Section 1.2(e). The parties agree to file all Tax Returns consistent with such original or any revised allocation, including the filing of Internal Revenue Service Form 8594, and not to take any position inconsistent therewith, except as required by Law.

Section 6.7 Like-Kind Exchange.

The Buyer and the Seller hereby agree that either party, at its sole expense, may elect a like-kind exchange under Section 1031 of the Code with respect to the transactions contemplated by this Agreement. The Seller, at its expense, shall have the right at any time prior to the Closing to assign all or a portion of its rights under this Agreement to a “qualified intermediary” (as that term is defined in Treasury Regulations Section 1.1031(k)-1(g)(4)(iii)) or an “exchange accommodation titleholder” (as that term is defined in Revenue Procedure 2000-37, 2000-2 C.B. 308) in order to effectuate the transactions contemplated hereby at such Closing in a manner that will qualify, either in whole or in part, as a like-kind exchange under Section 1031 of the Code. Likewise, the Buyer, at its expense, shall have the right at any time prior to the Closing to assign all or a portion of its rights under this Agreement to a qualified intermediary or an exchange accommodation titleholder for the same purpose. In the event that either party assigns its rights under this Agreement pursuant to this Section 6.7, such party agrees to notify the other party in writing of such assignment on or before the Closing attributable to such rights. The Buyer and the Seller agree to cooperate to the extent reasonably requested by the other party in order to effectuate the transactions contemplated hereby as a like-kind exchange under Section 1031 of the Code. The Buyer and the Seller acknowledge and agree that any assignment of rights under this Agreement to a qualified intermediary or an exchange accommodation titleholder shall not release either party from any of its liabilities and obligations to the other party under this Agreement, and that neither party represents to the other party that any particular Tax treatment will be given to any party as a result thereof. In no event will either party be liable to the other for any failure of any transaction to qualify for like-kind treatment under Section 1031 of the Code.

Section 6.8 Survival.

Anything to the contrary in this Agreement notwithstanding, the representations, warranties, covenants, agreements, rights and obligations of the parties hereto with respect to any Tax matter covered by this Agreement shall survive the Closing and shall not terminate until the expiration of the applicable statutes of limitations (including all periods of extension and tolling) applicable to such Tax matter.

Section 6.9 Conflict.

In the event of a conflict between the provisions of this Article VI and any other provisions of this Agreement, the provisions of this Article VI shall control.

ARTICLE VII

TERMINATION

Section 7.1 Events of Termination.

This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the parties;

(b) by the Buyer, on the one hand, or the Seller, on the other hand, in writing after October 31, 2011, if the Closing has not occurred by such date, provided that as of such date no breach by the terminating party under this Agreement has prevented the consummation of the Closing;

(c) by the Buyer, on the one hand, or the Seller, on the other hand, in writing without prejudice to other rights and remedies that the terminating party or its Affiliates may have (provided the terminating party and its Affiliates are not otherwise in material default or breach of this Agreement, or have not failed or refused to close without justification hereunder), if the other party has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained herein and such breach or failure to perform (i) would give rise to the failure of a condition to such terminating party’s obligation to close specified in Article V, (ii) cannot be cured or has not been cured within ten (10) days following delivery of written notice from the non-defaulting party of such breach of this Agreement and (iii) has not been waived by the non-defaulting party;

(d) by the Buyer, on the one hand, or the Seller, on the other hand, in writing, without liability, if there shall be any order, writ, injunction or decree of any Governmental Authority binding on any of the parties, which prohibits or restrains them from consummating the transactions contemplated hereby, provided that the parties shall have used their commercially reasonable efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within thirty (30) days after entry by any such Governmental Authority;

(e) by the Seller if any of the conditions set forth in Section 5.2 have become incapable of fulfillment, and have not been waived in writing by the Seller;

(f) by the Buyer if any of the conditions set forth in Section 5.1 have become incapable of fulfillment, and have not been waived in writing by the Buyer; or

(g) by Buyer as provided in Section 4.7.

Section 7.2 Effect of Termination.

If a party terminates this Agreement as provided in Section 7.1, such termination shall be without liability and none of the provisions of this Agreement shall remain effective or enforceable, except for those contained in this Section 7.2 and Article IX and the Buyer’s obligations pursuant to Section 4.2(b). Notwithstanding and in addition to the foregoing, in the event that this Agreement is terminated pursuant to Section 7.1(c) or if any party is otherwise in breach of this Agreement, such termination shall not relieve such breaching party of any liability for a willful breach of any representation, covenant or agreement under this Agreement or be deemed a waiver of any available remedy (including specific performance, if available) for any such breach.

ARTICLE VIII

INDEMNIFICATION UPON CLOSING

Section 8.1 Indemnification of the Buyer.

Subject to the limitations set forth in this Agreement, the Seller, from and after the Closing Date, shall indemnify, defend and hold the Buyer, its Affiliates (including the Company) and their respective, directors, officers, and employees (the “Buyer Indemnified Parties”) harmless from and against any and all Damages suffered or incurred by any Buyer Indemnified Party as a result of or arising out of (a) any breach or inaccuracy of a representation or warranty of the Seller in this Agreement or the Seller Closing Certificate, (b) any breach of any agreement or covenant on the part of the Seller made under this Agreement, (c) the Seller Pre-Closing Liabilities, (d) any Indebtedness not taken into account in connection with the adjustment of the Purchase Price under Section 1.2 and (e) all Mineral Owner Obligations. For purposes of this Section 8.1, whether the Seller has breached any of its representations and warranties herein, and the determination and calculation of any Damages resulting form such breach, shall be determined without giving effect to any qualification as to “materiality” (including the word “material” or “Material Adverse Effect”).

Section 8.2 Indemnification of the Seller.

Subject to the limitations set forth in this Agreement, the Buyer shall indemnify, defend and hold the Seller, its Affiliates and their respective directors, officers, and employees (the “Seller Indemnified Parties”) harmless from and against any and all Damages suffered or incurred by any Seller Indemnified Party as a result of or arising out of (a) any breach or inaccuracy of a representation or warranty of the Buyer in this Agreement or the Buyer Closing Certificate or (b) any breach of any agreement or covenant on the part of the Buyer made under this Agreement. For purposes of this Section 8.2, whether the Buyer has breached any of its representations and warranties herein, and the determination and calculation of any Damages resulting form such breach, shall be determined without giving effect to any qualification as to “materiality” (including the word “material” or “Material Adverse Effect”).

Section 8.3 Survival.

All the provisions of this Agreement shall survive the Closing, notwithstanding any investigation at any time made by or on behalf of any party hereto, provided that the representations and warranties set forth in Articles II and III and in any certificate delivered in connection herewith with respect to any of those representations and warranties shall terminate and expire on the date that is eighteen (18) months following the Closing Date, except (a) the representations and warranties of the Seller set forth in Sections 2.10 and 2.14 shall survive until 60 days after the expiration of the applicable statutes of limitations (including all periods of extension and tolling), (b) the representations and warranties of the Seller set forth in Sections 2.1, 2.2, 2.4, 2.13(e) and 2.18 shall survive forever, (c) the representations and warranties of the Seller set forth in Section 2.6(a) and 2.11 shall survive until the third anniversary of the Closing Date and (d) the representations and warranties of the Buyer set forth in Sections 3.1 and 3.2 shall survive forever. After a representation and warranty has terminated and expired, no indemnification shall or may be sought pursuant to this Article VIII on the basis of that representation and warranty by any Person who would have been entitled pursuant to this Article VIII to indemnification on the basis of that representation and warranty prior to its termination and expiration, provided that in the case of each representation and warranty that shall terminate and expire as provided in this Section 8.3, no claim presented in writing for indemnification pursuant to this Article VIII on the basis of that representation and warranty prior to its termination and expiration shall be affected in any way by that termination and expiration. The indemnification obligations under this Article VIII or elsewhere in this Agreement shall apply REGARDLESS OF WHETHER ANY SUIT OR ACTION RESULTS SOLELY OR IN PART FROM THE ACTIVE, PASSIVE OR CONCURRENT NEGLIGENCE OR STRICT LIABILITY OF THE INDEMNIFIED PARTY. The covenants and agreements entered into pursuant to this Agreement to be performed after the Closing shall survive the Closing.

Section 8.4 Demands.

(a) Each indemnified party hereunder agrees that promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement, including receipt by it of notice of any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such claims for indemnity involving third party claims being collectively referred to herein as the “Indemnity Claim”), with respect to any matter as to which it claims to be entitled to indemnity under the provisions of this Agreement, it will give prompt notice thereof in writing to the indemnifying party, together with a statement of such information respecting any of the foregoing as it shall have. Such notice shall include a formal demand for indemnification under this Agreement.

(b) If the indemnified party knowingly failed to notify the indemnifying party thereof in accordance with the provisions of this Agreement in sufficient time to permit the indemnifying party or its counsel to defend against an Indemnity Claim and to make a timely response thereto, the indemnifying party’s indemnity obligation relating to such Indemnity Claim shall be limited to the extent that such failure has actually prejudiced or damaged the indemnifying party with respect to that Indemnity Claim.

Section 8.5 Right to Contest and Defend.

(a) The indemnifying party shall be entitled, at its cost and expense, to contest and defend by all appropriate legal proceedings any Indemnity Claim for which it is called upon to indemnify the indemnified party under the provisions of this Agreement; provided, that notice of the intention to so contest shall be delivered by the indemnifying party to the indemnified party within thirty (30) days from the date of receipt by the indemnifying party of notice by the indemnified party of the assertion of the Indemnity Claim. Any such contest may be conducted in the name and on behalf of the indemnifying party or the indemnified party as may be appropriate. Such contest shall be conducted by reputable counsel employed by the indemnifying party and not reasonably objected to by the indemnified party, but the indemnified party shall have the right but not the obligation to participate in such proceedings and to be represented by counsel of its own choosing at its sole cost and expense.

(b) The indemnifying party shall have full authority to determine all action to be taken with respect thereto; provided, however, that the indemnifying party will not have the authority to subject the indemnified party to any obligation whatsoever, other than the performance of purely ministerial tasks or obligations not involving material expense or injunctive relief. If the indemnifying party does not elect to contest any such Indemnity Claim, the indemnifying party shall be bound by the result obtained with respect thereto by the indemnified party. If the indemnifying party assumes the defense of an Indemnity Claim, the indemnified party shall agree to any settlement, compromise or discharge of an Indemnity Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Indemnity Claim, which releases the indemnified party completely in connection with such Indemnity Claim and which would not otherwise adversely affect the indemnified party as determined by the indemnified party in its sole discretion.

(c) Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense of any Indemnity Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the indemnified party in defending such Indemnity Claim) if the Indemnity Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the indemnified party which the indemnified party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Indemnity Claim can be so separated from that for money damages, the indemnifying party shall be entitled to assume the defense of the portion relating to money damages.

Section 8.6 Cooperation.

If requested by the indemnifying party, the indemnified party agrees to cooperate with the indemnifying party and its counsel in contesting any Indemnity Claim that the indemnifying party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the Indemnity Claim, or any cross-complaint against any person, and the indemnifying party will reimburse the indemnified party for any expenses incurred by it in so cooperating. At no cost or expense to the indemnified party, the indemnifying party shall cooperate with the indemnified party and its counsel in contesting any Indemnity Claim.

Section 8.7 Right to Participate.

The indemnified party agrees to afford the indemnifying party and its counsel the opportunity to be present at, and to participate in, conferences with all Persons, including Governmental Authorities, asserting any Indemnity Claim against the indemnified party or conferences with representatives of or counsel for such Persons.

Section 8.8 Payment of Damages.

The indemnification required hereunder in respect of Indemnity Claims shall be made by periodic payments of the amount of Damages in connection therewith, within ten (10) days as and when reasonably specific bills are received by, or Damages are incurred and reasonable evidence thereof is delivered to, the indemnifying party. In calculating any amount to be paid by an indemnifying party by reason of the provisions of this Agreement, the amount shall be reduced by all insurance proceeds and any indemnification reimbursement proceeds received from third parties credited to or received by the indemnified party related to the Damages.

Section 8.9 Limitations on Indemnification.

(a) To the extent that the Buyer Indemnified Parties would otherwise be entitled to indemnification for Damages pursuant to Section 8.1(a), the Seller shall be liable only if (i) the Damages with respect to a claim exceed $10,000 (the “Minimum Claim Amount”) and (ii) the Damages for all claims that exceed the Minimum Claim Amount exceed, in the aggregate, 0.5% of the Purchase Price (the “Deductible Amount”), and then the Seller shall be liable only for Damages to the extent of any excess over the Deductible Amount. In no event shall the Seller’s aggregate liability to the Buyer Indemnified Parties under Section 8.1(a) exceed 20% of the Purchase Price (the “Ceiling Amount”). Notwithstanding the foregoing, (i) the Deductible Amount shall not apply to breaches or inaccuracies of representations and warranties contained in Sections 2.1, 2.2, 2.4, 2.6(a), 2.10, 2.13(e) and 2.18 (the “Fundamental R&Ws”) and (ii) the Ceiling Amount shall not apply to breaches or inaccuracies of the Fundamental R&Ws; provided, that the Seller’s aggregate liability for a breach or inaccuracy of any Fundamental R&W shall not exceed an amount equal to the Purchase Price minus the amount of all other Damages payable by the Seller hereunder.

(b) To the extent the Seller Indemnified Parties would otherwise be entitled to indemnification for Damages pursuant to Section 8.2(a), the Buyer shall be liable only if (i) the Damages with respect to a claim exceed the Minimum Claim Amount and (ii) the Damages for all claims that exceed the Minimum Claim Amount exceed, in the aggregate, the Deductible Amount, and then the Buyer shall be liable only for Damages to the extent of any excess over the Deductible Amount. In no event shall the Buyer’s aggregate liability to the Seller Indemnified Parties under Section 8.2(a) exceed the Ceiling Amount. Notwithstanding the foregoing, the Deductible Amount and the Ceiling Amount shall not apply to breaches or inaccuracies of representations and warranties contained in Sections 3.1, 3.2, and 3.4.

(c) Additionally, neither the Buyer, on the one hand, nor the Seller, on the other hand, will be liable as an indemnitor under this Agreement for any consequential, incidental, special, indirect or exemplary damages suffered or incurred by the indemnified party or parties except to the extent resulting pursuant to Indemnity Claims.

Section 8.10 Sole Remedy.

Should the Closing occur, no party shall have liability under this Agreement, any other document, agreement, certificate or other matter delivered pursuant hereto or the transactions contemplated hereby except as is provided in Article VI, this Article VIII or Section 9.13 (other than claims or causes of action arising from fraud).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Expenses.

Except as otherwise provided herein and regardless of whether the transactions contemplated hereby are consummated, each party shall pay its own expenses incident to this Agreement and all action taken in preparation for carrying this Agreement into effect.

Section 9.2 Notices.

Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to another party hereto (herein collectively called “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or by facsimile, as follows:

If to the Seller, addressed to:

Equitrans, L.P.

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, PA 15222

Attention: Fred Dalena

Fax: (412) 553-7781

Attention: General Counsel, EQT Corporation

Fax: (412) 553-7781

with copies to:

Baker Botts L.L.P.

98 San Jacinto Blvd, Suite 1500

Austin, Texas 78701

Attention: Mike Bengtson

Fax: (512) 322-8349

If to the Buyer, addressed to:

Spectra Energy Partners, LP

5400 Westheimer Court

Houston, Texas 77056

Attn:    Gregory J. Rizzo, President and CEO

Fax:     (713) 989-1818

With a copy to:

Spectra Energy Partners, LP

5400 Westheimer Court

Houston, Texas 77056

Attn:    General Counsel

Fax:     (713) 989-3190

Notice given by personal delivery or courier service shall be effective upon actual receipt. Notice given by facsimile shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

Section 9.3 Governing Law and Jurisdiction.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts made and to be performed wholly within such state. Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of the federal and state courts (commercial division) located in the Borough of Manhattan, State of New York, for the purpose of any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (b) agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts, (c) irrevocably waives (to the extent permitted by applicable law) any objection which it now or hereafter may have to the laying of venue of any such action or proceeding brought in any of the foregoing courts, and any objection on the ground that any such action or proceeding in any such court has been brought in an inconvenient forum, and (d) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner permitted by law.

Section 9.4 Waiver of Jury Trial.

THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT EITHER OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING,

VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 9.5 Confidentiality; Public Statements.

Until the Closing, the parties shall keep confidential and cause their Affiliates and their respective officers, directors, employees, agents and representatives to keep confidential all information relating to this Agreement, the Company, the Transferred Assets and the Transferred Business, except as required by applicable Laws, administrative process or the applicable rules of any stock exchange to which such party or its Affiliates are subject, and except for information which is available to the public on the date hereof or thereafter becomes available to the public other than as a result of a breach of this Section 9.5 by such party or any such other Person. No party shall make any press release or other public announcement regarding the existence of this Agreement (or any documents contemplated by this Agreement), the contents hereof or thereof or the transactions contemplated hereby or thereby without the prior written consent of the other party; provided, however, the foregoing shall not restrict disclosures by the Buyer or the Seller (a) that are mutually agreed to in writing, (b) that are required by applicable securities or other Laws or applicable rules of any stock exchange having jurisdiction over the disclosing party or its Affiliates, or (c) to Governmental Authorities and third Persons holding consents that may be applicable to the transactions contemplated by this Agreement (or any documents contemplated by this Agreement), as reasonably necessary to obtain waivers of such consents.

Section 9.6 Entire Agreement; Amendments and Waivers.

This Agreement, the Assignment and Assumption Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be amended or modified from time to time only by the written agreement of both parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.7 Binding Effect and Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns, but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned or transferred by any party hereto without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

Section 9.8 Severability.

If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any political body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment shall be made and necessary provision added so as to give effect to the intention of the parties as expressed in this Agreement at the time of execution of this Agreement, but all of the remaining provisions of this Agreement shall remain in full force and effect.

Section 9.9 Interpretation.

It is expressly agreed by the parties that this Agreement shall not be construed against any party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any provision hereof or who supplied the form of this Agreement. Each party agrees that this Agreement has been purposefully drawn and correctly reflects its understanding of the transactions contemplated by this Agreement and, therefore, waives the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.10 Headings.

All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement, respectively. All Disclosure Schedules and Exhibits attached hereto are hereby incorporated herein and made a part hereof for all purposes, and unless the context expressly requires otherwise, such Disclosure Schedules and such Exhibits are incorporated in the definition of “Agreement.” All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation,” “but not limited to,” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

Section 9.11 Multiple Counterparts; Electronic Signature.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one agreement binding on the parties hereto. Execution of this

Agreement by an electronic form of signature that is an exact copy of the original signature shall be deemed to be, and shall have the same effect as, execution by original signature, and an electronic form counterpart of this Agreement signed by all parties hereto shall be sufficient to bind all such parties.

Section 9.12 Disclosure Schedules.

The Disclosure Schedules are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Seller except as and to the extent specifically provided in this Agreement. Nothing in this Agreement or in the Disclosure Schedules constitutes an admission that any information disclosed, set forth or incorporated by reference herein and therein is required by the terms of this Agreement to be so disclosed, set forth or incorporated. Neither the specification of any dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that the amounts, higher or lower amounts, the items included or any other items, are or are not material, and the Buyer shall not use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item, matter or dollar amount (a) is or is not material or may constitute an event or condition that could be considered to have had, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (b) is or is not in the ordinary course of business and/or consistent with past practice. Matters disclosed for the purpose of one section or subsection of the Disclosure Schedules shall not constitute disclosure of such matters for the purposes of other sections or subsections of this Agreement. Headings have been provided for the sections of the Disclosure Schedules for convenience of reference only and shall to no extent have the effect of amending or changing any express description of the sections set forth in this Agreement.

Section 9.13 Specific Enforcement.

The parties acknowledge that, in view of the uniqueness of the Transferred Business and the transactions contemplated hereby, the Buyer and the Seller will not have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms by the other party, and therefore, the parties agree that the Buyer or the Seller, as the case may be, shall be entitled to specific enforcement of the terms hereof with respect to the transactions contemplated hereby (including without limitation to compel a party to consummate the transactions contemplated by this Agreement in order to effect the Closing, subject to the terms and conditions of this Agreement) in the event of breach by the other party in addition to any other remedy to which the parties may be entitled, at Law or in equity, for such breach. In addition, the parties agree that any breach of any covenants or agreements set forth in this Agreement by the Seller may cause the Buyer irreparable injury and damage. The Seller, therefore, expressly agrees that the Buyer shall be entitled to seek injunctive and/or other equitable relief to prevent an anticipatory or continuing breach and to secure enforcement of any part of such covenants or agreements. Nothing herein shall be construed as a waiver by the Buyer or the Seller of any right each may now have or hereafter acquire to monetary damages from the other party by reason of any injury to its property, or otherwise arising out of any breach or any otherwise wrongful act or omission by such party.

Section 9.14 No Third Party Beneficiaries.

Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy or right of any kind, it being the intent of the parties that this Agreement shall not be construed as a third party beneficiary contract; provided, however, that the indemnification provisions in Article VIII shall inure to the benefit of Buyer Indemnified Parties and Seller Indemnified Parties as provided herein.

Section 9.15 Seller Parent Guaranty.

(a) EQT hereby unconditionally and irrevocably guarantees all obligations of the Seller now or hereafter existing under this Agreement, including Section 1.7 and Article VIII, and any and all expenses (including reasonable counsel fees and expenses) incurred by the Buyer in enforcing any rights under this Agreement (collectively, the “Seller Obligations”).

(b) EQT guarantees that the Seller Obligations will be performed strictly in accordance with the terms of this Agreement, regardless of any Law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Seller with respect thereto. The liability of EQT under this Section 9.15 shall be absolute and unconditional irrespective of (i) any lack of validity, enforceability or genuineness of any provision of this Agreement or any other agreement or instrument relating thereto, (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Seller Obligations, or any other amendment or waiver of or any consent to departure from this Agreement, (iii) any release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Seller Obligations; or (iv) any other circumstance which might otherwise constitute a defense available to or a discharge of the Seller or EQT.

(c) The guaranty set forth in this Section 9.15 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Seller Obligations is rescinded or must otherwise be returned by the Buyer upon the insolvency, bankruptcy or reorganization of the Seller or otherwise, all as though such payment had not been made. EQT hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Seller Obligations and this guaranty. EQT hereby irrevocably waives any claims or other rights that it may now or hereafter acquire against the Buyer that arise from the existence, payment, performance or enforcement of EQT’s obligations under this guaranty or this Agreement, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyer against the Seller, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Seller, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right. If any amount shall be paid to EQT in violation of the preceding sentence at any time prior to the later of the cash payment in full of the Seller Obligations and all other amounts payable under this guaranty and the termination date, such amount shall be held in trust for the benefit of the Buyer, shall forthwith be paid to the Buyer to be credited and applied to the Seller Obligations and all other amounts payable under this guaranty, in accordance with the terms of this Agreement and this guaranty, or to be held as collateral for any Seller Obligations or other amounts payable under this guaranty thereafter arising.

(d) The guaranty set forth in this Section 9.15 shall (i) be binding upon EQT and its respective successors and assigns, and (ii) inure to the benefit of and be enforceable by the Buyer and its successors, transferees and assigns.

(e) EQT hereby makes the same representations set forth in Sections 2.1, 2.2, and 2.3, modified only to reflect that EQT is a corporation and organized under the laws of the Commonwealth of Pennsylvania.

(f)

(i) EQT’s long-term senior unsecured debt is currently rated by Moody’s and S&P. If at any time after the Closing Date Moody’s or S&P no longer rates EQT’s long-term senior unsecured debt, EQT shall replace that rating agency with another nationally-recognized rating agency (A) immediately, in the event EQT elects to no longer be rated by Moody’s or S&P and (B) within fifteen (15) days after it is no longer rated, in the event EQT is dropped by either Moody’s or S&P or Moody’s or S&P is no longer a nationally-recognized rating agency. If EQT’s long-term senior unsecured debt is rated by only one nationally-recognized rating agency (subject to EQT’s right to secure a second rating agency as provided above), EQT shall provide the Buyer with (A) a $30,000,000 Letter of Credit provided EQT’s long-term senior unsecured debt is not rated Below Investment Grade by the remaining rating agency or (B) a $30,000,000 Letter of Credit and a $20,000,000 Letter of Credit if EQT’s long-term senior unsecured debt is rated Below Investment Grade by the remaining rating agency. If EQT’s long-term senior unsecured debt is not rated by any nationally-recognized rating agency, EQT shall provide the Buyer with (A) an additional Letter of Credit with a face amount of $20,000,000, if a $30,000,000 EQT LC is already outstanding or (B) a $30,000,000 Letter of Credit and a $20,000,000 letter of Credit if no EQT LC is then outstanding. If at any time after having provided the Buyer an EQT LC under this Section 9.15(f)(i), EQT is again rated by two nationally recognized rating agencies, then the EQT LC(s) shall be returned to EQT within five (5) business days after receipt by the Buyer of a written request by EQT, subject to EQT’s obligations under Section 9.15(f)(ii) below. If, at any time after EQT has delivered to the Buyer EQT LC(s) in the aggregate amount of $50,000,000 under this Section 9.15(f)(i) due to EQT’s failure to be rated by two nationally-recognized rating agencies, EQT is rated by a single nationally recognized rating agency above Below Investment Grade, then the Buyer shall return the $20,000,000 Letter of Credit to EQT and retain the $30,000,000 EQT LC, in either case, within five (5) business days after receipt by the Buyer of a written request by EQT, and in each case subject to EQT’s obligations under Section 9.15(f)(ii) below.

(ii) If at any time after the Closing Date EQT’s long-term senior unsecured debt rating falls below either BBB-, as provided by S&P, or Baa3, as provided by Moody’s (or in the event a replacement agency has been designated pursuant to Section 9.15(f)(i), a comparable rating by the replacement agency), EQT shall provide the Buyer with a Letter of Credit with a face amount of $30,000,000. Additionally, if at any time after the Closing Date EQT has a credit rating of Below Investment Grade, EQT shall provide the Buyer with (A) an additional Letter of Credit with a face amount of $20,000,000, if a $30,000,000 EQT LC is already outstanding or (B) a Letter of Credit in the face amount of $50,000,000 if no EQT LC is then outstanding. If at any time after having provided to the Buyer EQT LCs in an aggregate face amount of $50,000,000 under this Section 9.15(f)(ii), EQT is no longer Below Investment Grade, then an EQT LC in the face amount of $20,000,000 shall be returned to EQT within 5 business days after receipt by the Buyer of a written request by EQT and further, if at any time while an EQT LC under this Section 9.15(f)(ii) is outstanding, EQT’s long-term senior unsecured debt rating is at least both BBB-, as provided by S&P, and Baa3, as provided by Moody’s (or in the event a replacement agency has been designated pursuant to Section 9.15(f)(i), a comparable rating by the replacement agency), any remaining EQT LC shall be returned to EQT within 5 business days after receipt by the Buyer of a written request by EQT.

(iii) EQT shall provide each Letter of Credit to the Buyer within 5 business days after the occurrence of the event requiring delivery of the applicable Letter of Credit. The Buyer may require EQT, at no cost to the Buyer, to replace an EQT LC if the financial institution having provided such EQT LC ceases, at any time, to be a Qualified Financial Institution. EQT shall provide a replacement EQT LC to the Buyer within 5 business days after receipt by EQT of such written request by the Buyer.

(iv) Notwithstanding anything to the contrary contained in (A) this Agreement, (B) the transportation agreements entered into pursuant to Sections 5.1(f)(i), 5.1(f)(ii), 4.17(b) or (C) any transportation agreements entered into pursuant to an exercise of the Options or EQT’s rights under Section 1.8(d), in no event will the aggregate amount of the EQT LCs outstanding at any point exceed $50,000,000.

(v) The Buyer shall have the right to draw against any EQT LC upon any default by EQT, the Seller or its Affiliates in the performance of any of their obligations under this Section 9.15, the transportation agreements entered into in connection with the Options or the exercise of EQT’s rights under Section 1.8(d) (the “Obligations”), and apply any proceeds from such draw to satisfy the Obligations.

Section 9.16 Buyer Parent Guaranty.

(a) Spectra Energy Capital, LLC (“SE Capital”), a Delaware limited liability company hereby unconditionally and irrevocably guarantees payment by the Buyer of the

Closing Payment on the terms and conditions of this Agreement, any adjustments to the Purchase Price pursuant to Section 1.2 and any and all expenses (including reasonable counsel fees and expenses) incurred by the Seller in enforcing any rights under this Section 9.16 (collectively, the “Closing Payment Obligations”).

(b) The guaranty set forth in this Section 9.16 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Closing Payment Obligations is rescinded or must otherwise be returned by the Seller upon the insolvency, bankruptcy or reorganization of the Buyer or otherwise, all as though such payment had not been made. SE Capital hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Closing Payment Obligations and this guaranty.

(c) The guaranty set forth in this Section 9.16 shall (i) remain in full force and effect for six (6) months following the Closing Date; provided however, that if SE Capital has been notified in writing of a claim with regard to the Closing Payment Obligation on or prior to the end of the sixth month following the Closing Date, it shall remain in full force and effect until discharge or payment in full of such Closing Date Obligation and (ii) be binding upon SE Capital and its respective successors and assigns, and (ii) inure to the benefit of and be enforceable by the Seller and its successors, transferees and assigns.

(d) SE Capital hereby makes the same representations set forth in Sections 3.1, 3.2, and 3.3, modified only to reflect that SE Capital is a limited liability company organized under the laws of the State of Delaware.

ARTICLE X

DEFINITIONS

Section 10.1 Definitions.

The respective terms defined in this Section 10.1 shall, when used in this Agreement, have the respective meanings specified herein, with each such definition equally applicable to both singular and plural forms of the terms so defined:

“Accounting Arbitrator” shall have the meaning ascribed to such term in Section 1.2(e)(i).

“Acquisition Proposal” shall mean any proposal or offer by a Third Party for (i) any merger, consolidation, share exchange, business combination or other similar transaction or series of transactions (whether related or unrelated) in which any of the Membership Interests, either directly or indirectly, would be acquired by any Third Party, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the Transferred Assets or Transferred Business, in a single transaction or series of transactions (whether related or unrelated) other than in the ordinary course of business, or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Affiliate” when used with respect to a Person, means any other Person that directly or indirectly controls, is controlled by or is under common control with such first Person;

provided, however, that the Company shall be deemed to be an “Affiliate” (i) prior to the Closing, of the Seller and (ii) on and after the Closing, of the Buyer. No Person shall be deemed an Affiliate of any Person solely by reason of the exercise or existence of rights, interests or remedies under this Agreement.

“Agreement” shall have the meaning ascribed to such term in the preamble.

“Audited Financials” shall have the meaning ascribed to such term in Section 1.4(b).

“Below Investment Grade” means (a) at all times that EQT is rated by two rating agencies, a long-term senior unsecured debt rating below both of the following: (i) BBB-, as provided by S&P or, in the event S&P is replaced by a rating agency pursuant to Section 9.15(f)(i), a comparable rating by the replacement agency, and (ii) Baa3, as provided by Moody’s or, in the event Moody’s is replaced by a rating agency pursuant to Section 9.15(f)(i), a comparable rating by the replacement agency and (b) at any time that EQT is rated by only one rating agency as contemplated in Section 9.15(f)(i), a long-term senior unsecured debt rating below the following: (i) if S&P is the remaining rating agency, BBB-, (ii) if Moody’s is the remaining rating agency, Baa3, or (iii) if the remaining rating agency is neither Moody’s or S&P, a comparable rating by the replacement agency as required for S&P and Moody’s.

“Big Sandy Documents” shall have the meaning ascribed to such term in Section 4.6(a).

“Business Quarterly Financial Information” shall have the meaning ascribed to such term in Section 2.8(a).

“Business Unaudited Financial Information” shall have the meaning ascribed to such term in Section 2.8(a).

“Buyer” shall have the meaning ascribed to such term in the preamble.

“Buyer Closing Certificate” shall have the meaning ascribed to such term in Section 5.2(a).

“Buyer Indemnified Parties” shall have the meaning ascribed to such term in Section 8.1.

“Buyer Protected Information” shall have the meaning ascribed to such term in Section 4.11.

“Capital Lease Obligations” means with respect to any Person, for any applicable period, the obligations of such Person that are permitted or required to be classified and accounted for as capital obligations under GAAP, and the amount of such obligations at any date will be the capitalized amount of such obligations at such date determined in accordance with GAAP.

“Ceiling Amount” shall have the meaning ascribed to such term in Section 8.9(a).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act.

“Closing” shall have the meaning ascribed to such term in Section 1.5.

“Closing Date” shall have the meaning ascribed to such term in Section 1.5.

“Closing Date Balance Sheet” shall have the meaning ascribed to such term in Section 1.2(c).

“Closing Date Estimate” shall have the meaning ascribed to such term in Section 1.2(b).

“Closing Date Working Capital” shall have the meaning ascribed to such term in Section 1.2(c).

“Closing Payment” shall have the meaning ascribed to such term in Section 1.2(b).

“Closing Payment Holdback” shall have the meaning ascribed to such term in Section 1.4(a).

“Closing Payment Obligation” shall have the meaning ascribed to such term in Section 9.16.

“Closing Statement” shall have the meaning ascribed to such term in Section 1.2(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Columbia Related Equipment” means (i) all piping and equipment located downstream of the tee weld on the 12”-HC-1791-BCA depicted on Langley Gas Processing Plant Piping & Instrument Diagram Drawing No. 12MT061 Rev 9 (the specific piping tee is located directly downstream of the ESD valve XV2511) and (ii) all piping and equipment located downstream of the weld of the 3” bypass valve and downstream of the weld of the 8” valve that are both located on the 8”-HC-1858-DCA line and depicted on the Langley Gas Processing Plant Piping & Instrument Diagram 12MT068 Rev. 12.

“Company” shall have the meaning ascribed to such term in the recitals.

“Confidentiality Agreement” means the confidentiality agreement, dated February 11, 2011 between the EQT and the Buyer.

“Contribution Agreement” shall have the meaning assigned to such term in the recitals.

“control” and its derivatives, mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Conveyance” means the General Conveyance, Assignment and Bill of Sale attached as Exhibit A to the Contribution Agreement.

“Current Assets” means and shall include all cash, cash equivalents, short-term investments, any accounts receivable and accrued revenue associated with accounts receivable, and other current assets of the Company, as determined in accordance with GAAP; provided that, as used in this Agreement, Current Assets shall not include (i) deferred Tax assets or any Tax receivables (other than prepaid Taxes attributable to the period after Closing) and (ii) Intercompany Receivables.

“Current Liabilities” means and shall include all accounts payable and accrued expenses associated with accounts payable, and other current liabilities of the Company, as determined in accordance with GAAP, as well as any and all credits, refunds or rebates due to shippers; provided that, as used in this Agreement, Current Liabilities shall not include (i) deferred Tax liabilities for GAAP purposes, and (ii) Intercompany Payables.

“Damages” means liabilities, obligations, losses, deficiencies, costs, expenses, fines, penalties, interest, expenditures, claims, suits, proceedings, judgments, damages, and reasonable attorneys’ fees and reasonable expenses of investigating, defending and prosecuting claims.

“Deductible Amount” shall have the meaning ascribed to such term in Section 8.9(a).

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended.

“Dispute Notice” shall have the meaning ascribed to such term in Section 1.2(d).

“DOT” means the United States Department of Transportation.

“Easements” shall have the meaning ascribed to such term in Section 2.6(b).

“Environmental Laws” means the following laws, as amended, in effect as of the Closing Date: (i) the Resource Conservation and Recovery Act; (ii) the Clean Air Act; (iii) CERCLA; (iv) the Federal Water Pollution Control Act; (v) the Safe Drinking Water Act; (vi) the Toxic Substances Control Act; (vii) the Emergency Planning and Community Right-to Know Act; (viii) the National Environmental Policy Act; (ix) the Pollution Prevention Act of 1990; (x) the Oil Pollution Act of 1990; (xi) the Hazardous Materials Transportation Act; (xii) to the extent related to exposure to Hazardous Materials, the Occupational Safety and Health Act; and (xiii) all laws, statutes, rules, regulations, orders, judgments, decrees promulgated or issued with respect to the foregoing laws by Governmental Authorities with jurisdiction in the premises and any other federal, state or local statutes, laws, ordinances, rules, regulations, orders, codes, legally-enforceable decisions, injunctions or decrees that regulate or otherwise pertain to the protection of the environment or, to the extent related to exposure to Hazardous Materials, human health and safety, including but not limited to the management, control, discharge, emission, treatment, containment, handling, removal, use, generation, permitting, migration, storage, release, transportation, disposal, remediation, manufacture, processing or distribution of Hazardous Materials that are or may present a threat to human health or the environment.

“EQT” shall have the meaning ascribed to such term in the Preamble.

“EQT LC” means any Letter of Credit of EQT outstanding pursuant to Section 9.15.

“ERISA” shall have the meaning ascribed to such term in Section 2.14.

“FERC” means the Federal Energy Regulatory Commission or any successor federal agency.

“Final Closing Statement” shall have the meaning ascribed to such term in Section 1.2(e)(iv).

“Final Purchase Price” means the Purchase Price after calculating and applying the adjustments set forth in Section 1.2.

“Final Settlement Date” shall have the meaning ascribed to such term in Section 1.2(d).

“Financial Information” shall have the meaning ascribed to such term in Section 2.8(a).

“Fundamental R&Ws” shall have the meaning ascribed to such term in Section 8.9(a).

“GAAP” means generally accepted accounting principles in effect from time to time in the United States of America.

“Governmental Authority” means any federal, state, municipal or other government, governmental court, department, commission, board, bureau, agency or instrumentality, including DOT.

“Hazardous Materials” means any substance, whether solid, liquid, or gaseous: (i) which is listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “hazardous substance,” or “toxic substance,” or words of similar meaning or import found in any applicable Environmental Law; or (ii) which is or contains asbestos, polychlorinated biphenyls, radon, urea formaldehyde foam insulation or explosives; or (iii) any petroleum, petroleum hydrocarbons, petroleum substances, petroleum or petrochemical products, natural gas, crude oil and any components, fractions, or derivatives thereof, any oil or gas exploration or production waste, and any natural gas, synthetic gas and any mixtures thereof; or (iv) radioactive material, waste and pollutants, radiation, radionuclides and their progeny, or nuclear waste including used nuclear fuel.

“HSR Act” shall have the meaning ascribed to such term in Section 4.5(a).

“Income Taxes” means any federal income Tax imposed by the Code and any related state or local income Tax.

“Indebtedness” means with respect to any Person, at any date, without duplication, (i) all obligations of such Person for borrowed money (or issued in substitution for or exchange of indebtedness for borrowed money), including without limitation all principal, interest, premiums, fees, expenses, overdrafts, and penalties with respect thereto, whether short-term or long-term, and whether secured or unsecured, (ii) all obligations of such Person evidenced by mortgages, bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than current trade payables incurred in the ordinary course of business), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of business), (vi) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (vii) all guarantees, whether direct or indirect, by such Person of Indebtedness of others or Indebtedness of any other Person secured by any property or assets of such Person, (viii) all Capital Lease Obligations of such Person, (ix) all net payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding interest rate protection agreements, foreign currency exchange arrangements or other interest or exchange rate commodity or other hedging arrangements, (x) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such Indebtedness, obligations or guarantees, (xi) any off-balance sheet financing (but excluding all operating leases that are not Capital Lease Obligations), (xii) any other obligation that in accordance with GAAP is required to be reflected as debt on the balance sheet of a Person, and (xiii) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing.

“Indemnity Claim” shall have the meaning ascribed to such term in Section 8.4.

“Initial Adjustment” shall have the meaning ascribed to such term in Section 1.2(b).

“Intellectual Property” means all intellectual or industrial property and rights therein, however denominated, throughout the world, whether or not registered, including all patent applications, patents, trademarks, service marks, trade styles or dress, mask works, copyrights (including copyrights in computer programs, software, computer code, documentation, drawings, specifications and data), works of authorship, moral rights of authorship, rights in designs, trade secrets, technology, inventions, invention disclosures, discoveries, improvements, know-how, proprietary rights, formulae, processes, methods, technical and business information, and confidential and proprietary information, and all other intellectual and industrial property rights, whether or not subject to statutory registration or protection and, with respect to each of the foregoing, all registrations and applications for registration, renewals, extensions, continuations, reexaminations, reissues, divisionals, improvements, modifications, derivative works, goodwill, and common law rights, and causes of action relating to any of the foregoing.

“Intercompany Payables” shall mean all payables owed by the Company to Seller or any of Seller’s Affiliates.

“Intercompany Receivables” shall mean all receivables owed to the Company by Seller or any of Seller’s Affiliates, except for receivables related to transportation services on the Pipeline.

“Knowledge”, as used in this Agreement with respect to the Seller, means the current actual knowledge of any of the individuals listed on Disclosure Schedule 10.1(A) of this Agreement and as used in this Agreement with respect to Buyer, means the current actual knowledge of any of the individuals Listed on Disclosure Schedule 10.1(B) of this Agreement.

“Laws” means any applicable law, statute, rule, regulation, ordinance, order, writ, injunction, decree, requirement, judgment and codes of Governmental Authorities, including obligations arising under the common law.

“Letter of Credit” means a standby irrevocable letter of credit from a Qualified Financial Institution, which shall (i) remain in effect either until all of the Obligations have been satisfied in full, (ii) be in form reasonably acceptable to the Buyer, and (iii) be provided at no cost to the Buyer.

“Lien” means any mortgage, pledge, hypothecation, security interest, lien, charge, option, right of first refusal, right of first offer, assignment or encumbrance of any kind or any arrangement to provide priority or preference, including any easement, right-of-way, restriction (whether on voting, sale, transfer, disposition, use or otherwise), right, lease and other encumbrance on title to real or personal property (whether or not of record), whether voluntary or imposed by law, and any agreement to give any of the foregoing.

“MarkWest” means MarkWest Energy Appalachia, L.L.C.

“MarkWest Deed” means that certain Special Warranty Deed and Easement Agreement (Langley Processing Facilities) dated February 1, 2011, from EQT Gathering, LLC, et al to MarkWest.

“MarkWest PSA” means that certain Purchase and Sale Agreement date January 3, 2011 between EQT Gathering, LLC and MarkWest.

“Material Adverse Effect” means, with respect to the Transferred Business or any Person, any circumstance, change or effect that (a) is materially adverse, or reasonably expected to be materially adverse, to the business, operations, assets, revenues or financial condition of the Transferred Business or such Person, or (b) that materially impedes the ability of such Person to complete the transactions contemplated herein, but shall exclude any circumstance, change or effect resulting or arising from: (i) any change in general economic conditions in the industries or markets in which the Company operates, except to the extent that such changes affect the Company in a materially disproportionate and adverse manner when compared to companies of similar size operating in the same industry or market as the Company; (ii) seasonal reductions in revenues and/or earnings of the Company or the Transferred Business in the ordinary course of business; (iii) national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) changes in Law or GAAP; and (v) the entry into or announcement of this Agreement, actions required by this Agreement or the consummation of the transactions contemplated hereby.

“Material Contract” shall have the meaning ascribed to such term in Section 2.13(a).

“Membership Interests” shall have the meaning ascribed to such term in the recitals.

“Mineral Owner Obligation” means any agreement (including easements, rights of way and similar interests in real property) to which the Seller, any Seller Affiliate or the Company is a party prior to Closing and pursuant to which any of them has agreed to, and is or may become obligated (pursuant to such agreements as they existed as of Closing) to, (i) compensate any mineral owner for the value, loss or potential loss of minerals underneath or adjacent to the Transferred Assets or (ii) mitigate or relocate the Pipeline or related facilities in order to accommodate the recovery of coal or other minerals, including obligations under that certain letter agreement dated September 5, 2007, between Seller and Big Branch Holding Company, LLC and the agreement dated May 24, 2007, between Homer Short and the Seller.

“Minimum Claim Amount” shall have the meaning ascribed to such term in Section 8.9(a).

“Moody’s” means Moody’s Investors Service, Inc.

“NGA” means the Natural Gas Act, 15 U.S.C. § 717f, et seq., as amended.

“Negotiated Rate” shall have the meaning ascribed to such term in Section 4.17(c).

“Notice” shall have the meaning ascribed to such term in Section 9.2.

“O&M Agreement” means the Amended and Restated Operation and Management Services Agreement in the form attached hereto as Exhibit D.

“Obligations” shall have the meaning ascribed to such term in Section 9.15(f)(iv).

“Permits” means all certificates, permits and authorizations issued or granted or waived by the FERC or any other Governmental Authority that are necessary for the conduct of the Transferred Business as currently conducted.

“Permitted Encumbrances” means, with respect to any Transferred Asset, any or all of the following: (i) Liens for property taxes or assessments not yet delinquent; (ii) mechanic’s, materialmen’s, repairmen’s, employee’s, contractor’s, operator’s or other similar Liens or charges arising by operation of law, in the ordinary course of business or incident to the construction or improvement of any of the Transferred Assets, in each case, for amounts not yet delinquent (including any amounts being withheld as provided by law); (iii) any Liens affecting the Transferred Assets that are assumed, bonded or paid by the Seller on or prior to the Closing Date; (iv) pipeline, utility and similar easements and other rights in respect of surface operations; (v) all rights of any Governmental Authority to regulate the Transferred Assets; (vi) immaterial defects and irregularities in title, encumbrances, exceptions and other matters that, singularly or in the aggregate, will not materially interfere with the ownership, use, value, operation or maintenance of the Transferred Assets to which they pertain or the Seller’s ability to perform its obligations hereunder; (vii) the terms and conditions of FERC certificate relating to the Transferred Assets; and (viii) all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities or third parties in connection with the sale or conveyance of easements, rights of way, licenses, facilities or interests therein if they are customarily obtained subsequent to the sale or conveyance.

“Person” means an individual or entity, including any partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

“Pipeline” means all facilities, pipelines, machinery, measurement equipment and other equipment, accessions and improvements in respect of the foregoing, owned or leased by Seller and being part of or used in connection with that certain 69.9 mile, 20 inch natural gas pipeline known as the Big Sandy Pipeline, which was constructed pursuant to the certificate of public convenience and necessity issued to Seller by FERC in Equitrans, L.P., 117 FERC ¶ 61,184 (2006), as more fully described by the documents filed in FERC Docket No. CP06-275.

“Precedent Agreement” shall have the meaning ascribed to such term in Section 1.8(a).

“Pressure Test” means a hydrostatic pipeline test or other comparable test, including the use of nitrogen, in compliance with 49 CFR 192, issued by DOT.

“Proceeding” means any action, suit, claim, demand, investigation, examination, regulatory request for information, review or other judicial or administrative proceeding, at law or in equity, or any arbitration or other dispute resolution, before or by any Governmental Authority, or any order, judgment, decree, injunction, award or ruling issued thereunder.

“Purchase Price” shall have the meaning ascribed to such term in Section 1.1.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

“Qualified Financial Institution” means a major U.S. commercial bank, or the U.S. branch office of a foreign bank, which is not EQT or any of its Affiliates, and which has assets of at least $10 billion and a credit rating of at least “A-” by S&P or “A3” by Moody’s.

“Quarterly Shortfall” means (i) the Target for a calendar quarter minus (ii) the aggregate amount of Transportation Payments received by the Company in the same calendar quarter; provided that, if the foregoing calculation is zero or less, there is no Quarterly Shortfall.

“Required Working Capital Balance” means $0.00.

“Retention Period” shall have the meaning ascribed to such term in Section 4.6(a).

“SE Capital” shall have the meaning ascribed to such term in the preamble.

“Section 5 Limitation” shall have the meaning ascribed to such term in Section 4.17(c).

“Seller” shall have the meaning ascribed to such term in the preamble.

“Seller Closing Certificate” shall have the meaning ascribed to such term in Section 5.1(a).

“Seller Indemnified Parties” shall have the meaning ascribed to such term in Section 8.2.

“Seller Obligations” shall have the meaning ascribed to such term in Section 9.15(a).

“Seller Period” means (i) any Tax period ending on or prior to the Closing Date and (ii) the portion of any Straddle Period prior to and including the Closing Date, in each case, as determined under Section 6.1.

“Seller Pre-Closing Liabilities” means any Damages arising out of, related to or attributable to (a) violations of, or failure to comply with, any applicable Laws (whether or not disclosed to the Buyer, but specifically excluding the matter described on Disclosure Schedule 2.7(c)) by the Seller, the Company or Seller’s Affiliates or representatives, (b) any current or former employee or other service provider of the Company or any ERISA Affiliate, including Damages arising under applicable Law or any compensation or benefit plan, agreement, program or policy of the Company, the Seller or its Affiliates for the benefit of any present or former directors, officers, employees, agents, consultants or other similar representatives or (c) the matters described as items (a)(1) on Disclosure Schedule 2.7, in each case, arising out of or relating to events or omissions first occurring prior to the Closing Date.

“Shared Services Agreement” means that certain Big Sandy Shared Services Agreement dated February 1, 2011, between MarkWest Energy Appalachia, L.L.C. and Seller.

“Shortfall Notice” shall have the meaning ascribed to such term in Section 1.7(b).

“Straddle Period” means any Tax period that begins before and ends after the Closing Date.

“Targets” shall have the meaning ascribed to such term in Section 1.7(a).

“Tax” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing.

“Tax Audit” shall have the meaning ascribed to such term in Section 6.3(a).

“Tax Indemnified Person” shall have the meaning ascribed to such term in Section 6.3(a).

“Tax Indemnifying Person” shall have the meaning ascribed to such term in Section 6.3(a).

“Tax Items” shall have the meaning ascribed to such term in Section 6.3(c).

“Tax Return” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties and any amendments or attachments thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Third Party” shall have the meaning ascribed to such term in Section 4.10.

“Transfer Taxes” shall have the meaning ascribed to such term in Section 6.5.

“Transferred Assets” means the assets of the Company, including all Material Contracts, and, before the Closing Date, those certain pipeline and related assets to be contributed to the Company by the Seller as set forth in the Conveyance. The Transferred Assets shall specifically include all rights of Seller and any of its Affiliates under Section 6.13 (Expansion Plans) of the MarkWest PSA and the “Grantor Retained Easements” under the MarkWest Deed.

“Transferred Business” means any businesses conducted or operated using any of the Transferred Assets, including the associated liabilities.

“Transportation Payments” shall have the meaning ascribed to such term in Section 1.7(a).

“Working Capital” means Current Assets minus Current Liabilities.

“Working Capital Adjustment” shall have the meaning ascribed to such term in Section 1.2(a).

Section 10.2 Construction.

In construing this Agreement: (a) the word “includes” and its derivatives means “includes, without limitation” and corresponding derivative expressions; (b) the currency amounts referred to herein, unless otherwise specified, are in United States dollars; (c) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified; (d) unless otherwise specified, all references in this Agreement to “Article,” “Section,” “Disclosure Schedule,” “Exhibit,” “preamble” or “recitals” shall be references to an Article, Section, Disclosure Schedule, Exhibit, preamble or recitals hereto; and (e) whenever the context requires, the words used in this Agreement shall include the masculine, feminine and neuter and singular and the plural.

*    *    *    *    *

IN WITNESS WHEREOF, the parties have executed this Purchase and Sale Agreement as of the date first written above.

SELLER

EQUITRANS, L.P.

By:	ET Blue Grass, LLC its general partner

	By:	/s/ Randall L. Crawford
	Name:	Randall L. Crawford
	Title:	Executive Vice President

EQT (solely for the purpose of Section 1.8, 1.9, 4.17 and 9.15):

EQT CORPORATION

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	Senior Vice President

Signature page to the Purchase and Sale Agreement

BUYER:

SPECTRA ENERGY PARTNERS, LP, a Delaware limited partnership

By:	Spectra Energy Partners (DE) GP, LP, its general partner

By: Spectra Energy Partners GP, LLC, its general partner

	By:	/s/ Gregory J. Rizzo
	Name:	Gregory J. Rizzo
	Title:	President and Chief Executive Officer

SE Capital (solely for the purpose of Section 9.16):

SPECTRA ENERGY CAPITAL, LLC, a Delaware limited liability company

By:	/s/ Stephen W. Baker
Name:	Stephen W. Baker
Title:	Vice President and Treasurer

Signature page to the Purchase and Sale Agreement